Orbis
Grupa Hotelowa

Warsaw, 2010-08-26



United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the condensed consolidated interim financial statements of the Orbis Group together with the condensed interim financial statements of Orbis S.A. for the period from January 1, 2010 to June 30, 2010.

Best regards

Marcin Szewczykowski
Member of the Management Board



82-5025

The Consolidated Financial Statements
PSr 2010

For the half-year of 2010 covering the period from January 1, to June 30, 2010

The issuer:

Orbis Spółka Akcyjna
ul. Bracka 16
00-028 Warszawa

Warszawa, August 23rd 2010

Ladies and Gentlemen,

Orbis is in the process of transformation from a touristic conglomerate into being **a service provider in hospitality business** in Poland. In the first half of 2010 the Orbis Group[1] underlined its commitment to focus on its core business. Two secondary segments which many people used to associate with the Orbis brand were definitively disposed, i.e. the touroperating business of Orbis Travel and the international coach business of Interbus. The brand of "Orbis Travel" is operated since January 2010 by the disposed company owned by an investment fund from Enterprise Investors group.

The Orbis Group results – increase the flexibility of the cost structure in the cyclical business

The macroeconomic factors of Polish economy are more positive than last year. Nevertheless, in a cyclical business where the Orbis Group operates recovery is rather slow. The revenues of the Orbis Group for the whole period totaled PLN 399 million with a slightly better performance of the second quarter. This is 5% below 2009 sales, excluding the impact of the disposal of Orbis Travel. In the first half of 2010 the Orbis Group continued to work on the cost side which enabled the level of EBIT similar to the last year in spite of decreased sales.

The Orbis Hotel Group[2] – volume oriented strategy supported by flexible price positioning

Slight growth in occupancy in our hotels during the first half of the year was fueled by a recovery in the international flows of corporate clients as well as the more dynamic MICE segment. Demand for hotels has been slowly increasing in key destinations such as Warsaw or Kraków. Trends in other regional markets are still unclear as demand remains very volatile, creating a fast changing environment with a limited visibility.

The Average Room Rate (ARR) is still in decline with independent hotels pressing hard on gaining volume and with competitors' new openings in some of our key destinations. Hotels of the Group resisted the price pressure better than the overall market performance according to STR Global data. In total, RevPar remains at the same level as in 2009.

The revenues decreased by almost 4% (as reported) from PLN 341 million to PLN 328 million, linked to the disposal of three hotels and opening of Etap in Toruń. Despite the lack of growth in revenues EBITDA of the Orbis Hotel Group grew from PLN 66 million to nearly PLN 79 million, as reported. Results of April slowed down comparing to the trends as it brought lower than expected revenues, mainly due to the national mourning causing events cancellations and air traffic disruption by the volcano eruptions resulting in travels rebooking.

---

[1] please refer to p.7 of the half-year directors report for its detailed structure

[2] Orbis Hotel Group consists of Orbis S.A., Hekon Hotele-Ekonomiczne S.A., Orbis Kontrakty sp. z o.o. and UAB Hekon.

Orbis Transport – focus on car lease and rental

The revenues of Orbis Transport, (PLN 74 million), decreased by 9% what is predominantly attributed to the disposal of the low profitable international coach business segment. The financial results of this segment were influenced by unfavorable exchange rates of EUR and CHF to PLN. Orbis Transport continues to concentrate on the businesses of higher profitability, namely rent-a-car and car lease.

There are signs of stabilization in the overall Polish hospitality market, yet with differences in particular regions. For Warsaw market the forecasts supported by current level of bookings are rather encouraging until the end of the year. There is however an uncertainty as regards the actual pace and sustainability of the recovery for destinations like Tri-City, Kraków, Szczecin or Wrocław.

Yours faithfully,

Laurent Picheral

President of Orbis S.A.

AUDITOR'S REPORT ON THE REVIEW OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY TO 30 JUNE 2010

To the Shareholders and Supervisory Board of Orbis S.A.

We have reviewed the attached condensed interim consolidated financial statements of the Orbis S. A. Capital Group with Orbis S.A. having its registered office in Warsaw, at ul. Bracka 16 as the Parent, including a consolidated statement of financial position prepared as of 30 June 2010, consolidated income statement and consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows for the period from 1 January 2010 to 30 June 2010 and notes, comprising a summary of significant accounting policies and other explanatory information.

Compliance of these condensed interim consolidated financial statements with the requirements laid down in IAS 34 "Interim Financial Reporting" as endorsed by the European Union and with other regulations in force is the responsibility of the Management Board of the Parent. Our responsibility was to review the consolidated financial statements.

Our review has been conducted in accordance with the national auditing standards issued by the National Council of Statutory Auditors and the International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity". The standards require that we plan and conduct the review in such a way as to obtain reasonable assurance that the consolidated financial statements are free from material misstatement. Our review has been conducted mainly based on an analysis of data included in the financial statements, examination of the accounting records as well as information provided by the management and the financial and accounting personnel of the Group.

The scope and methodology of a review of condensed interim financial statements differ significantly from an audit, which serves as the basis for expressing an opinion on compliance of annual financial statements with the applicable accounting principles (policy) and an opinion on their fairness and clarity. Therefore, no such opinion on the attached financial statements may be issued.

During our review it was identified that, as presented in point 1.1. of the note, as of the date of preparation of the first consolidated financial statements in accordance with the International Financial Reporting Standards, the Management Board of the Parent examined various interpretations of IAS 17 and decided that perpetual usufruct of land received free of charge as a result of privatization of the Group's Companies should be recognized in the balance sheet in the amounts determined in the course of an independent valuation.

As of 30 June 2010, 31 December 2009 and 30 June 2009, the net value of the rights presented under fixed assets was PLN 326,565; 329,281; and 335,920 thousand, respectively, and under investment property PLN 30,169; 30,099; and 30,091 thousand, respectively. At the same time, as

of 30 June 2010, 31 December 2009 and 30 June 2009, the Group created a deferred tax liability related to rights received free of charge of PLN 67,779; 68,282 and 69,542 thousand, respectively. In our opinion, due to the fact that the title to the land is not transferred to the Group upon termination of the contract, in line with IAS 17, such rights are regarded as operating lease and ought to be disclosed in the off-balance sheet records. Had the perpetual usufruct of land received free of charge not been recognized in the balance sheet, the financial profit/loss for the 6 months ended 30 June 2010, including deferred tax would have been higher by PLN 1,970 thousand, and the prior year profit/loss as of 30 June 2010 and 31 December 2009 would have been lower by PLN 290,925 thousand and PLN 295,083 thousand, respectively. Similarly, the financial profit/loss for the 6 months ended 30 June 2009 should have been higher by PLN 1,997 thousand, and the prior year profit/loss as of 30 June 2009 would have been lower by PLN 298,466 thousand.

Additionally, the Group recognized perpetual usufruct of land acquired against payment and amounting to PLN 47.081 thousand as of 30 June 2010; PLN 46.802 thousand as of 31 December 2009; and PLN 47.315 thousand as of 30 June 2009 as property, plant and equipment. In our opinion, such rights should have been classified as operating lease, in accordance with IAS 17 and the value of payment, as long-term prepayments and settled over time.

Except for the aforementioned effects of adjustments concerning classification of land perpetual usufruct rights, based on our review we have not identified any issues which would prevent us from concluding that the condensed interim considered financial statements have been prepared, in all material respects, in compliance with the requirements laid down in IAS 34 "Interim Financial Reporting" as endorsed by the European Union..

....

Maciej Krasoń
Key certified auditor
conducting the review
No. 10149

....

represented by

....

entity authorized to audit
financial statements entered under
number 73 on the list kept by
the National Council of Statutory
Auditors

Warsaw, 23 August 2010

The above audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

AUDITOR'S REPORT ON THE REVIEW OF THE CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY TO 30 JUNE 2010

To the Shareholders and Supervisory Board of Orbis S.A.

We have reviewed the attached condensed interim separate financial statements of Orbis S.A. with its registered office in Warsaw at ul. Bracka 16 including a statement of financial position prepared as of 30 June 2010, income statement and statement of comprehensive income, statement of changes in equity, statement of cash flows for the period from 1 January to 30 June 2010 and notes, comprising a summary of significant accounting policies and other explanatory information.

Compliance of these condensed interim financial statements with the requirements laid down in IAS 34 "Interim Financial Reporting" as endorsed by the European Union and with other regulations in force is the responsibility of the Management Board and Supervisory Board of the Company. Our responsibility was to review the financial statements.

Our review has been conducted in accordance with the national auditing standards issued by the National Council of Statutory Auditors and the International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity". The standards require that we plan and conduct the review in such a way as to obtain reasonable assurance that the financial statements are free from material misstatement.

Our review has been conducted mainly based on an analysis of data included in the financial statements, examination of the accounting records as well as information provided by the management and the financial and accounting personnel of the Company.

The scope and methodology of a review of condensed interim financial statements differ significantly from an audit, which serves as the basis for expressing an opinion on compliance of annual financial statements with the applicable accounting principles (policy) and an opinion on their fairness and clarity. Therefore, no such opinion on the attached financial statements may be issued.

During our review it was identified that, as presented in point 1.1. of the note, as of the date of preparation of the first financial statements in accordance with the International Financial Reporting Standards, the Management Board examined various interpretations of IAS 17 and decided that perpetual usufruct of land received free of charge as a result of the Company's privatization should be recognized in the balance sheet in the amounts determined in the course of an independent valuation.

As of 30 June 2010, 31 December 2009 and 30 June 2009, the net value of the rights presented under fixed assets was PLN 271,297; 273,654; and 283,291 thousand, respectively, and under investment property PLN 83,643; 83,708; and 80,555 thousand, respectively. At the same time, as of 30 June 2010, 31 December 2009 and 30 June 2009, the Company created a deferred tax liability related to rights received free of charge of PLN 67,439, 67,899 and 69,131 thousand, respectively. In our opinion, due to the fact that the title to the land is not transferred to the Company upon termination of the contract, in line with IAS 17, such rights are regarded as operating lease and ought to be disclosed in the off-balance sheet records. Had the perpetual usufruct of land received free of charge not been recognized in the balance sheet, the financial profit/loss for the 6 months ended 30 June 2010, including deferred tax would have been higher by PLN 1,961 thousand, and the prior year profit/loss as of 30 June 2010 and 31 December 2009 would have been lower by PLN 289,462 thousand and PLN 293,428 thousand, respectively. Similarly, the financial profit/loss for the 6 months ended 30 June 2009 should have been higher by PLN 1,986 thousand, and the prior year profit/loss as of 30 June 2009 would have been lower by PLN 296,701 thousand.

Additionally, the Company recognized perpetual usufruct of land acquired against payment and amounting to PLN 14,935 thousand as of 30 June 2010; PLN 14,924 thousand as of 31 December 2009; and PLN 15,020 thousand as of 30 June 2009 as property, plant and equipment. In our opinion, such rights should have been classified as operating lease, in accordance with IAS 17 and the value of payment, as long-term prepayments and settled over time.

Except for the aforementioned effects of adjustments concerning classification of land perpetual usufruct rights, based on our review we have not identified any issues which would prevent us from concluding that the condensed interim financial statements have been prepared, in all material respects, in compliance with the requirements laid down in IAS 34 "Interim Financial Reporting" as endorsed by the European Union.

....

Maciej Krasoń
Key certified auditor
conducting the review
No. 10149

....
represented by

....
entity authorized to audit
financial statements entered under
number 73 on the list kept by
the National Council of Statutory
Auditors

Warsaw, 23 August 2010

The above audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

The condensed interim consolidated financial statements of the Orbis Group as at June 30, 2010 and for 6 months ended June 30, 2010

August 23, 2010

Orbis Capital Group

SELECTED FINANCIAL FIGURES

	in PLN '000		in EUR '000	
	1 st half of 2010	1 st half of 2009	1 st half of 2010	1 st half of 2009
CONSOLIDATED INCOME STATEMENT				
Net sales of services	396 191	416 867	98 944	92 260
Operating profit	14 199	14 848	3 546	3 286
Net loss for the period	(1 491)	(12 035)	(372)	(2 664)
Net loss attributable to equity holders of the parent	(3 038)	(11 475)	(759)	(2 540)
CONSOLIDATED STATEMENT OF CASH FLOWS				
Net cash from operating activities	72 677	136 553	18 150	30 222
Net cash used in investing activities	(38 745)	(69 370)	(9 676)	(15 353)
Net cash used in financing activities	(12 012)	(18 938)	(3 000)	(4 191)
Net cash flow, total	21 920	48 245	5 474	10 677
LOSS PER COMMON SHARE (IN PLN)				
Loss per share attributable to the equity holders of the Company for the period	(0,07)	(0,25)	(0,02)	(0,06)

	in PLN '000		in EUR '000	
	balance as at June 30, 2010	balance as at December 31, 2009	balance as at June 30, 2010	balance as at December 31, 2009
CONSOLIDATED STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 144 293	2 188 691	517 221	532 762
Current assets	157 638	127 330	38 024	30 994
Total equity	1 797 694	1 800 779	433 618	438 338
Shareholders' equity attributable to equity holders of the parent	1 796 974	1 800 015	433 444	438 152
Non-current liabilities	263 592	110 506	63 580	26 899
Current liabilities	244 635	412 420	59 008	100 389

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at June 30, 2010

Assets	balance as at June 30, 2010	balance as at December 31, 2009	balance as at June 30, 2009
Non-current assets	**2 144 293**	**2 188 691**	**2 240 047**
Property, plant and equipment	1 962 376	2 018 156	2 073 690
Intangible assets, of which:	113 348	113 406	111 817
- goodwill	108 328	108 328	108 328
Investment in an associated company consolidated using the equity method of accounting	8 721	8 918	8 088
Other financial assets	8 429	540	1 792
Investment property	48 918	43 975	38 228
Other long-term investments	2 487	2 487	2 487
Deferred income tax assets	14	1 209	3 945
Current assets	**157 638**	**127 330**	**289 382**
Inventories	4 696	5 319	7 763
Trade receivables	41 472	30 145	115 856
Income tax receivables	420	4 230	168
Other short-term receivables	27 700	27 881	51 612
Financial assets at fair value through profit or loss	0	0	0
Cash and cash equivalents	83 350	59 755	113 983
Assets classified as held for sale	**3 990**	**39 456**	**3 594**
Total assets	**2 305 921**	**2 355 477**	**2 533 023**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, continued

as at June 30, 2010

Equity and Liabilities	balance as at June 30, 2010	balance as at December 31, 2009	balance as at June 30, 2009
Total equity	**1 797 694**	**1 800 779**	**1 795 183**
Capital and reserves attributable to equity holders of the Company	**1 796 974**	**1 800 015**	**1 794 301**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 145 909	1 148 947	1 142 856
Capital from the translation of foreign entities	(22)	(19)	358
Minority holdings	**720**	**764**	**882**
Non-current liabilities	**263 592**	**110 506**	**381 223**
Borrowings	187 659	22 964	283 634
Deferred income tax liability	41 751	52 577	47 719
Other non current liabilities	13 277	13 998	13 824
Provision for pension and similar benefits	20 905	20 967	36 026
Provisions for liabilities	0	0	20
Current liabilities	**244 635**	**412 420**	**356 617**
Borrowings	141 375	296 876	146 303
Trade payables	31 293	56 706	92 566
Current income tax liabilities	4 222	0	4 214
Other current liabilities	56 605	52 365	103 579
Provision for pension and similar benefits	4 725	4 739	7 086
Provisions for liabilities	6 415	1 734	2 869
Liabilities associated with assets classified as held for sale	**0**	**31 772**	**0**
Total equity and liabilities	**2 305 921**	**2 355 477**	**2 533 023**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for the first half of 2010

	1 st half of 2010	1 st half of 2009
Net sales of services	396 191	416 867
Net sales of products, merchandise and raw materials	3 166	2 135
Cost of services, products, merchandise and raw materials sold	(309 209)	(322 143)
Gross profit on sales	**90 148**	**96 859**
Other operating income	6 115	6 440
Distribution & marketing expenses	(20 541)	(20 969)
Overheads & administrative expenses	(50 257)	(58 818)
Other operating expenses	(11 266)	(8 664)
Operating profit	**14 199**	**14 848**
Financial expenses	(10 695)	(13 800)
Share in net profits/loss of subsidiaries, affiliates and associated companies	(197)	(884)
Profit before tax	**3 307**	**164**
Income tax expense	540	(944)
Net profit/loss on continued operations	**3 847**	**(780)**
Loss on discontinued operations	(5 338)	(11 255)
Net loss for the period	**(1 491)**	**(12 035)**
Attributable to:		
Equity holders of the Company	(3 038)	(11 475)
Minority holdings	1 547	(560)
	(1 491)	**(12 035)**
Loss per common share (in PLN)		
Loss per share attributable to the equity holders of the Company for the period	(0,07)	(0,25)

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the first half of 2010

	1 st half of 2010	1 st half of 2009
Net loss for the period	**(1 491)**	**(12 035)**
Gains/losses on exchange differences on translation	(3)	459
Other embraced income and expensive	(1 591)	1
Other comprehensive income/loss before tax	**(1 594)**	**460**
Income tax expense from other comprehensive income	0	0
Other comprehensive income/loss after tax	**(1 594)**	**460**
Total comprehensive loss for the period	**(3 085)**	**(11 575)**
Attributable to:		
Equity holders of the Company	(3 041)	(11 016)
Minority holdings	(44)	(559)
	(3 085)	**(11 575)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the first half of 2010

	Capital attributable to equity holders of the Company					
	Share capital	Other capital	Retained earnings	Capital from the translation of foreign entities	Minority holdings	Total
			Twelve months ended on December 31, 2009			
Balance as at January 1, 2009	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
- profit/loss for the period	0	0	(5 384)	0	(677)	**(6 061)**
- other comprehensive income/loss	0	0	0	82	0	**82**
Total comprehensive income/loss	**0**	**0**	**(5 384)**	**82**	**(677)**	**(5 979)**
- dividends	0	0	0	0	0	**0**
Balance as at December 31, 2009	**517 754**	**133 333**	**1 148 947**	**(19)**	**764**	**1 800 779**
			of which: six months ended on June 30, 2009			
Balance as at January 1, 2009	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
- profit/loss for the period	0	0	(11 475)	0	(560)	**(12 035)**
- other comprehensive income/loss	0	0	0	459	1	**460**
Total comprehensive income/loss	**0**	**0**	**(11 475)**	**459**	**(559)**	**(11 575)**
- dividends	0	0	0	0	0	**0**
Balance as at June 30, 2009	**517 754**	**133 333**	**1 142 856**	**358**	**882**	**1 795 183**
			Six months ended on June 30, 2010			
Balance as at January 1, 2010	**517 754**	**133 333**	**1 148 947**	**(19)**	**764**	**1 800 779**
- profit/loss for the period	0	0	(3 038)	0	1 547	**(1 491)**
- other comprehensive income/loss	0	0	0	(3)	0	**(3)**
- disposal of shares in subsidiary	0	0	0	0	(1 591)	**(1 591)**
Total comprehensive income/loss	**0**	**0**	**(3 038)**	**(3)**	**(44)**	**(3 085)**
dividends	0	0	0	0	0	**0**
Balance as at June 30, 2010	**517 754**	**133 333**	**1 145 909**	**(22)**	**720**	**1 797 694**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

for the first half of 2010

	1 st half of 2010	1 st half of 2009
OPERATING ACTIVITIES		
Loss before tax*	**(3 656)**	**(9 928)**
Adjustments:	**75 739**	**144 477**
Share in net profit /loss of companies consolidated using the equity method of accounting	197	884
Depreciation and amortization	80 746	86 061
Gain/loss on foreign exchange differences	1 588	1 241
Interests	8 498	12 567
Profit/loss on investing activity	(363)	930
Change in receivables	(18 749)	(22 283)
Change in current liabilities, excluding borrowings	(5 648)	66 464
Change in provisions	4 605	(2 397)
Change in inventories	623	(602)
Other adjustments	4 242	1 612
Cash flows from operating activities	**72 083**	**134 549**
Income tax received	594	2 004
Net cash from operating activities	**72 677**	**136 553**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	22 339	18 156
Interests received	0	3
Loans repaid	125	0
Purchase of property, plant and equipment and intangible assets	(52 968)	(86 528)
Purchase of related entities	0	(819)
Other investing cash flow	(8 241)	(182)
Net cash used in investing activities	**(38 745)**	**(69 370)**
FINANCING ACTIVITIES		
Proceeds from borrowings	9 018	4 517
Repayment of borrowings	(9 299)	(7 005)
Interest payment and other financial cash flow resulting from received borrowings	(10 541)	(15 198)
Financial lease payments	(1 190)	(1 252)
Net cash used in financing activities	**(12 012)**	**(18 938)**
Change in cash and cash equivalents	**21 920**	**48 245**
Cash and cash equivalents at the beginning of period*	**61 430**	**65 738**
Cash and cash equivalents at the end of period	**83 350**	**113 983**

* total with the discontinued operations (see: point 6 of the notes to the consolidated financial statements)

NOTES
TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OF THE ORBIS GROUP
AS AT JUNE 30, 2010 AND FOR 6 MONTHS ENDED JUNE 30, 2010

CONTENTS

1. GENERAL INFORMATION

The attached condensed interim consolidated financial statements of the Orbis Group for the first half of 2010 present a statement of financial position as at June 30, 2010, as well as at December 31, 2009 and 30 June 2009, statement of changes in equity for the first half of 2010, as well as for 2009 and the first half of 2009, income statement, statement of comprehensive income and statement of cash flows, covering the data for the first half of 2010 and for the first half of 2009, as well as explanatory notes to the abovementioned financial statements.

These financial statements comprise the parent company and its subsidiaries (jointly referred to as the "Orbis Group" or the "Group"). The Orbis Group carries out business in the hospitality and transport industry.

The parent company of the Orbis Group is **Orbis S.A.** with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that operates a network of 38 hotels (7,986 rooms as at June 30, 2010) in 24 major cities, towns and resorts in Poland and it manages two other hotels. The Company's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. Additionally, the Company owns eight hotels of the Etap brand and one Mercure hotel, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

Orbis S.A. leads the **Orbis Group** which is formed of companies from the hotel and transport sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A. and Orbis Transport Sp. z o.o., Orbis S.A. forms the largest hotel group in Poland and Central Europe which core business includes hotel management and construction, rent and lease of cars and operation of a local coach transport network.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network economy hotels: nine Ibis hotels, eight Etap hotels, two Novotels and one Mercure hotel. The Company's hotels offer in aggregate 2,857 rooms in 11 towns in Poland. In addition, the Company operates Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.

Orbis Transport Sp. z o.o. is a major short and long term car rental company operating on the basis of license agreements with Hertz International Ltd. Orbis Transport Group companies also offer passenger transport on short and long-distance lines and manager car parks in a number of cities in Poland.

The full list of companies forming the Orbis Group is presented in point 2.1 of these financial statements. Changes in the composition of the Orbis Group as well as organizational and business changes since the date of publication of the last financial statements have been outlined in point 2.2 of these financial statements.

The financial statements of the companies forming the Group are recognized in the currency of the primary economic environment in which the companies operate (the "functional currency"). The consolidated financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the parent company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts in PLN thousands, unless otherwise stated)

1.1 BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standard 34 "Interim Financial Statements" (IAS 34) and in accordance with the applicable International Financial Reporting Standards (IFRS) relating to interim financial reporting, approved by the European Union, published and binding as at the date of these financial statements (please also refer to the note no. 1.2).

Preparing financial statements in accordance with IFRS requires applying certain key accounting estimates. The Management Board must also take a number of subjective decisions concerning the application of the Group's accounting policies. The areas which are more complex or require a subjective judgment, as well as areas in which the assumptions and estimates are significant for the financial statements as a whole were described in the notes to the attached financial statements.

As regards the accounting for obtained rights to perpetual usufruct of land, the Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the statement of financial position. Land, and rights to perpetual usufruct of land alike, forms part of the Group's hotel properties (i.e. cash generating units) as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real estate. Certain rights to perpetual usufruct of land were purchased by the Group and initially recognized at purchase price (at market value). The Group received other rights from the state as part of hotel properties and recognized them in accounts at values determined in the course of independent valuations pursuant to IFRS 1. The value of obtained rights to perpetual usufruct of land recognized in the statement of financial position amounted to PLN 356,842 thousand as at June 30, 2010, to PLN 359,380 thousand as at December 31, 2009 and to PLN 366,011 thousand as at June 30, 2009. The value of related deferred income tax liability amounted to PLN 67,800 thousand as at June 30, 2010, to PLN 68,282 thousand as at December 31, 2009 and to PLN 69,542 thousand as at June 30, 2009.

The condensed interim consolidated financial statements have been prepared on the assumption that the parent company and Group companies will continue as a going concern in the foreseeable future (see point 4.3 of these statements).

These consolidated financial statements were signed by the Management Board on August 23, 2010.

(all amounts in PLN thousands, unless otherwise stated)

1.2 CHANGES IN ACCOUNTING POLICIES

The basic accounting policies and calculation methods applied in the preparation of these condensed interim financial statements were presented in note 2.3 of additional information to the annual consolidated financial statements for 2009. These policies have been applied in a continuous manner in all years covered by these financial statements and have not been subject to any significant changes since the last annual financial statements, except those resulting from amendments to the provisions in force.

The following changes to the existing standards published by International Accounting Standards Board came into force in 2010 and were approved by EU:

- Amended IFRS 1 "First-time adoption of IFRS",
- Amended IFRS 3 "Business combinations",
- Amendments to IFRS 1 "First-Time Adoption of IFRS"- additional exemptions for entities adopting IFRS for the first time,
- Amendments to IFRS 2 "Share-based Payment" – Group cash-settled share-based payments,
- Amendments to IAS 27 "Consolidated and Separate Financial Statements",
- Amendments to IAS 39 "Financial instruments: Recognition and Measurement",
- Amendments to various standards and interpretations "Improvements to IFRSs (2009)",
- IFRIC Interpretation 12 "Service Concession Arrangements",
- IFRIC Interpretation 15 "Agreements for the Construction of Real Estate",
- IFRIC Interpretation 16 "Hedges of a Net Investment in a Foreign Operation",
- IFRIC Interpretation 17 "Distributions of Non-cash Assets to Owners",
- IFRIC Interpretation 18 "Transfers of Assets from Customers".

The adoption of the above standards, interpretations and amendments to standards did not bring about any significant changes in the accounting policies of the Group nor in the presentation of the financial statements.

The following standards and interpretations have been published and approved by EU but have not come into force as at August 23, 2010:

- Amendments to IAS 24 "Related Party Disclosures", effective for annual periods beginning on or after January 1, 2011.
- Amendments to IAS 32 "Financial Instruments Presentation", effective for annual periods beginning on or after February 1, 2010.
- Amendments to IFRS 1 "First-Time Adoption of IFRS", effective for annual periods beginning on or after July 1, 2010.
- Amendments to IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", effective for annual periods beginning on or after January 1, 2011,
- IFRIC Interpretation 19 "Extinguishing Financial Liabilities with Equity Instruments", effective for annual periods beginning on or after July 1, 2010.

The Management Board of the parent company is analyzing consequences and impact of the above new standards and interpretations on the financial statements.

The following standards and interpretations have been adopted by IASB but not yet approved by EU as at August 23, 2010:

- IFRS 9 "Financial Instruments", effective for annual periods beginning on or after January 1, 2013.
- Amendments to various standards and interpretations "Improvements to IFRSs (2010)", effective for annual periods beginning on or after January 1, 2011.

(all amounts in PLN thousands, unless otherwise stated)

Other changes

In comparison to previous financial statements, these financial statements contain a different presentation of shares in non-consolidated subsidiaries and shares in non-affiliated companies with the amount of Financial assets available for sale of PLN 1,935 thousand transferred to Other long-term investments in data as at December 31, 2009 and June 30, 2009. This change in presentation is attributable to the fact that these shares are not intended for sale.

Figures from the statement of financial position and the income statement prepared in Lithuanian litas (LTL) by the consolidated company UAB Hekon seated on the territory of Lithuania have been converted into the Polish currency at the average exchange rate quoted by the National Bank of Poland as at June 30, 2010 (1LTL=1.2007 PLN for assets and liabilities) and at the exchange rate being the arithmetic mean of average exchange rates quoted by the National Bank of Poland at the day ending each month of the financial year (1LTL=1.1597 PLN for income statement). All resulting foreign exchange differences are recognized as a component of equity.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sale of foreign currency and payment of receivables – at the foreign currency buy rate applicable by the bank which provides services to the Group;
- purchase of foreign currency and payment of liabilities – at the foreign currency sell rate applicable by the bank which provides services to the Group;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of exchange rates of monetary assets and liabilities as at the end of June 2010 (USD 1 = PLN 3.3946, EUR 1 = PLN 4.1458, average exchange rates table of the NBP of June 30, 2010) are recognized in the income statement.

1.3 CORRECTION OF ERRORS OF PRIOR PERIODS

In the current period no errors of prior periods were corrected.

(all amounts in PLN thousands, unless otherwise stated)

2. COMPANIES FORMING THE GROUP

2.1 COMPANIES FORMING THE GROUP AND ITS AFFILIATES

The table below presents all subsidiaries and associates in which Orbis S.A. holds interests, directly or indirectly as at June 30, 2010.

Subsidiaries	% share in equity	% of votes at the GM	core business	Associates	% share in equity	% of votes at the GM	core business
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games & gambling
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage				
Orbis Incoming Sp. z o.o.	directly 100%	directly 100%	tourism, transport, hotel, food&beverage				
Orbis Development Sp. z o.o.	directly 100%	directly 100%	tourism, transport, hotel, food&beverage				
Orbis Corporate Sp. z o.o.	directly 100%	directly 100%	tourism, transport, hotel, food&beverage				
Orbis Transport Sp. z o.o.	directly 99,07%	directly 99,07%	transport				
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,07%	indirectly 99,07%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 99,07%	indirectly 99,07%	transport				
Inter Bus Sp. z o.o.	indirectly 99,07%	indirectly 99,07%	coach transport				
Capital Parking Sp. z o.o.	indirectly 99,07%	indirectly 99,07%	rental of parking lots				
PMKS Sp. z o.o.	indirectly 70,84%	indirectly 70,84%	city transport				

(all amounts in PLN thousands, unless otherwise stated)

2.2 CHANGES IN THE STRUCTURE OF THE ORBIS GROUP AND COMPANIES BELONGING TO THE GROUP

- **Orbis Transport Sp. z o.o.** – Pursuant to the agreement dated January 5, 2010 executed with PBP Orbis Sp. z o.o., Orbis S.A. acquired 520 shares in Orbis Transport Sp. z o.o., with the nominal value of PLN 100 each, and aggregate nominal value of PLN 52 thousand. Consequently, Orbis S.A. increased its percentage holding in the share capital of Orbis Transport up to 99.07%.

- **PBP Orbis Sp. z o.o.** - On January 6, 2010 Orbis S.A. executed a transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o. The parties to the contract are Orbis S.A. as the seller, and Central European Tour Operator (CETO) SARL, as the buyer. Pursuant to the contract, on the contract execution date the buyer acquired 47% shares in PBP Orbis Sp. z o.o. The remaining 48.08% shares were acquired after receiving the approval for making concentration, given by the President of the Office of Competition and Consumer Protection. On March 26, 2010 Orbis S.A. received a notice from PBP Orbis Sp. z o.o. according to which the last of the conditions envisaged in the contract dated January 6, 2010, preceding the closure of the sale transaction of the remaining 48.08% of shares held by Orbis S.A., had been fulfilled. Therefore, considering that the buyer acquired 47% of shares in PBP Orbis Sp. z o.o. on the date of signing the above-mentioned contract, all the shares held by Orbis S.A. in the share capital of PBP Orbis Sp. z o.o. have been transferred to Central European Tour Operator SARL by virtue of the above-mentioned contract dated January 6, 2010 (see: current report no. 6/2010). On March 29, 2010 Orbis S.A. and Central European Tour Operator SARL signed a final agreement to confirm the closing of the above-mentioned contract and the transfer to the Central European Tour Operator SARL, on March 25, 2010, of all the 95.08% of shares in the share capital of PBP Orbis Sp. z o.o. acquired from Orbis S.A. (see: current report no. 7/2010).

Other events:

- **Orbis S.A.** – „Agreement for Establishment of Orbis Tax Group" comprised of the companies Orbis S.A. and Hekon - Hotele Ekonomiczne S.A. came into force on January 1, 2010. The term of the agreement amounts to three fiscal years, i.e. until December 31, 2012.

- In March 2010 changes of business names of three companies with 100% stake in the share capital held by Orbis S.A. were registered in the National Court Register:
  - on March 10, 2010 the change of the business name of Orbis Travel Sp. z o.o. to Orbis Development Sp. z o.o. was registered in the National Court Register,
  - on March 11, 2010 the change of the business name of Orbis Travel Incoming Sp. z o.o. to Orbis Incoming Sp. z o.o. was registered in the National Court Register,
  - on March 15, 2010 the change of the business name of z Orbis Travel Corporate Sp. z o.o. to Orbis Corporate Sp. z o.o. was registered in the National Court Register.

  The companies have not commenced business operations as at the date of the Financial Statements.

- **Capital Parking Sp. z o.o.** – on February 17, 2010 Extraordinary Shareholders' Meeting amended Articles of Association of the company deciding to cancel the Supervisory Board and to grant a Shareholders' Meeting the right to nominate members of the Management Board for an unlimited term and to dismiss them. Therefore the governing bodies of the company include the Management Board and the Shareholders' Meeting.

- **INTER Bus Sp. z o.o.** – on May 20, 2010 the company INTER Bus Sp. z o.o. concluded an agreement with Mr. Ryszard Wójcik conducting business under the firm „Prywatne Biuro Podróży Sindbad" for sale of the right of protection of „INTER Bus" trademark. The agreement marked withdrawal of the Orbis Group from the international coach transport sector.

(all amounts in PLN thousands, unless otherwise stated)

Changes of composition of governing bodies

Orbis S.A. – on June 30, 2010 Mr. Jean-Philippe Savoye, President of the Management Board of Orbis S.A. resigned his position in the Management Board with the effect as of the same day. On the same day the Supervisory Board of Orbis S.A. appointed Mr. Laurent Picheral as a member of the Management Board for the current term and as President of the Management Board of Orbis S.A. (see current report no. 19/2010).

Hekon Hotele Ekonomiczne S.A. – on June 30, 2010 Mr. Jean-Philippe Savoye resigned his position in the Management Board of the company with the effect as of the same day. On July 6, 2010 Extraordinary Shareholders' Meeting of the company appointed Mr. Laurent Picheral as a member of the Management Board for the current term thereof and as President of the Management Board of Hekon Hotele Ekonomiczne S.A.

Orbis Transport Sp. z o.o. – on June 30, 2010 Mr. Jean-Philippe Savoye resigned his position in the Supervisory Board of the company with the effect as of the same day. On July 2, 2010 Mr. Laurent Picheral was appointed as a member of the Supervisory Board of the company.

2.3 COMPANIES ELIMINATED FROM CONSOLIDATION

Subsidiaries and associates which are not material to the total assets/equity and liabilities as well as net revenues of the Group are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in the Group's net revenues	% share in total assets/equity and liabilities of the Group
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,10%	0,18%
Orbis Incoming Sp. z o.o.	100,00%	0,00%	0,00%
Orbis Development Sp. z o.o.	100,00%	0,00%	0,00%
Orbis Corporate Sp. z o.o.	100,00%	0,00%	0,00%
PMKS Sp. z o.o.	70,84%	0,55%	0,20%
TOTAL		**0,65%**	**0,38%**

(all amounts in PLN thousands, unless otherwise stated)

3. INCOME STATEMENT AND TOTAL INCOME OF THE GROUP

3.1 NOTES TO INCOME STATEMENT OF THE ORBIS GROUP

NET SALES	1st half of 2010	1st half of 2009
Net sales of services	396 191	416 867
of which: from related parites	*2 913*	*3 492*
Net sales of products, merchandise and raw materials	3 166	2 135
Net sales of services, products, merchandise and raw materials	**399 357**	**419 002**

OTHER OPERATING INCOME	1st half of 2010	1st half of 2009
Gains on disposal of non-financial non-current assets	1 548	12
Interest income on granted loans and receivables	239	554
Other operating income, of which:	4 328	5 874
reversal of provisions, of which:	0	630
- provision for court litigations	0	242
- other liabilities	0	388
interest on deposits	641	346
indemnities received	1 339	1 729
surplus on currency exchange fluctuations and exchange differences	53	1 370
reversal of impairment of PP&E	9	57
unused provisions	887	0
costs refund	631	745
other	768	997
Other operating income, total	**6 115**	**6 440**

EXPENSES BY NATURE	1st half of 2010	1st half of 2009
Depreciation and amortization	(80 350)	(84 732)
Raw materials and energy used	(70 694)	(68 932)
Outsourced services	(72 950)	(83 999)
Taxes and charges	(17 491)	(16 878)
Employee benefit expense	(117 776)	(124 601)
Other expenses by nature (for)	(18 436)	(21 670)
- advertising and representation	(141)	(214)
- input VAT	(27)	(37)
- business trips	(1 316)	(1 507)
- insurance premiums	(4 645)	(5 861)
- fees for affilliation with hotel systems	(8 396)	(8 209)
- commissions	(158)	(222)
- royalties	(130)	(128)
- rent	(2 202)	(2 485)
- provision for impairment of receivables	(510)	(2 294)
- other	(911)	(713)
Total expenses by nature	**(377 697)**	**(400 812)**
Change in inventories, products	778	836
Cost of manufacture of products for the company needs	251	363
Distribution & marketing expenses	20 541	20 969
Overheads & administrative expenses	50 257	58 818
Costs of products sold	**(305 870)**	**(319 826)**
Value of merchandise and raw materials sold	(3 339)	(2 317)
Cost of services, products, merchandise and raw materials sold	**(309 209)**	**(322 143)**

(all amounts in PLN thousands, unless otherwise stated)

OTHER OPERATING EXPENSES	1st half of 2010	1st half of 2009
Loss on disposal of non-financial non-current assets	0	(902)
Revaluation of non-financial non-current assets	(418)	(898)
Other operating expenses, of which:	(10 848)	(6 864)
Provisions recognised	(5 074)	(1 361)
for employment restructuring	(5 074)	(538)
Indemnities, penalties, fines paid	0	(313)
Donations	0	(97)
Costs of damage	(335)	(209)
Redemption of receivables	(2 320)	0
Costs of employment restructuring	(1 209)	(2 444)
Underpayment due to foreign currency fluctuations and exchange differences	(465)	(716)
Costs of assets liquidation	(72)	(227)
Guarantee of lease payments	(255)	(321)
Other	(1 118)	(1 176)
Other operating expenses, total	**(11 266)**	**(8 664)**

FINANCE INCOME AND EXPENSES	1st half of 2010	1st half of 2009
Total finance income	**0**	**0**
Finance expenses of interest on borrowings	(8 108)	(12 374)
Foreign exchange differences	(1 589)	(1 242)
Other finance expenses	(998)	(184)
Total finance expenses	**(10 695)**	**(13 800)**

INCOME TAX	1st half of 2010	1st half of 2009
Current income tax	**(7 421)**	**(9 310)**
- current income tax charge	(7 421)	(9 310)
Deferred income tax	**7 961**	**8 366**
- related to recognized and reversed temporary differences	7 919	8 340
- other	42	26
Tax charge in the consolidated income statement	**540**	**(944)**

(all amounts in PLN thousands, unless otherwise stated)

3.2 SEGMENT REVENUE AND SEGMENT RESULT FOR INDIVIDUAL BUSINESS SEGMENTS

The following net sales, costs and segment results are calculated based on the value before consolidation adjustments.

	6 months ended June 30, 2010	6 months ended June 30, 2009	% change 2010/2009	6 months ended June 30, 2010	6 months ended June 30, 2009	% change 2010/2009	6 months ended June 30, 2010	6 months ended June 30, 2009	% change 2010/2009
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	324 510	337 262	-3,78%	1 268	1 664	-23,80%	325 778	338 926	-3,88%
Transport	72 393	79 445	-8,88%	1 612	1 584	1,77%	74 005	81 029	-8,67%
Total	396 903	416 707	-4,75%	2 880	3 248	-11,33%	399 783	419 955	-4,80%
Unallocated activities	2 559	2 295	11,50%	(2 985)	(3 248)	8,10%	(426)	(953)	55,30%
Total continued activities	399 462	419 002	-4,66%	(105)	0	-	399 357	419 002	-4,69%
Discontinued activities***	13 592	60 466	-77,52%	0	0	0,00%	13 592	60 466	-77,52%
Group - total	413 054	479 468	-13,85%	-105	0	-	412 949	479 468	-13,87%

	6 months ended June 30, 2010	6 months ended June 30, 2009	% change 2010/2009
	Segment result		
Hotels & restaurants**	60 139	66 043	-8,94%
Transport	9 426	9 063	4,01%
Total	69 565	75 106	-7,38%
unallocated activities	(65 718)	(75 886)	13,40%
Total continued activities	3 847	(780)	-
Discontinued activities***	(5 338)	(11 255)	52,57%

* The overall result of the „Hotels & Restaurants" segment does not include: revenues from rental of investment property and from sale of trademarks, presented in the sales revenues of the Orbis Hotel Group (point 3.1 hereof).

** The overall result of the „Hotels with restaurants" segment includes sales and cost of products, merchandise and raw materials sold, rental of investment property and revenues from sale of trademarks excluded, and the distribution & marketing expenses of the Orbis Hotel Group.

*** Re income and results of discontinued activities are related to the company PBP Orbis Sp. z o.o. (see point 6 hereof).

3.3 SEASONALITY OR CYCLICALITY OF OPERATIONS

Sales of the Orbis Group throughout the year are marked by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last, in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

(all amounts in PLN thousands, unless otherwise stated)

Below we present sales generated in respective business segments over the span of two years.

	Hotels & Restaurants		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters
III quarter 2008	200 441	26,1%	46 247	26,1%	246 688	25,0%
IV quarter 2008	185 542	24,1%	41 100	24,0%	226 642	24,1%
I quarter 2009	146 984	19,5%	39 808	23,2%	186 792	20,2%
II quarter 2009	191 942	26,5%	41 221	24,5%	233 163	26,1%
III quarter 2009	194 959	27,1%	44 749	26,8%	239 708	27,0%
IV quarter 2009	157 335	22,8%	37 982	23,2%	195 317	22,8%
I quarter 2010	140 405	20,5%	35 303	22,2%	175 708	20,8%
II quarter 2010	185 373	27,3%	38 702	24,7%	224 075	26,8%

4. CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE GROUP

4.1 NON-CURRENT ASSETS

PROPERTY PLANT AND EQUIPMENT	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Tangible assets	1 877 899	1 931 276	1 989 434
Tangible assets under construction	84 477	86 880	84 256
Total	**1 962 376**	**2 018 156**	**2 073 690**

PROPERTY, PLANT AND EQUIPMENT (tangible assets)	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Opening gross carrying amount	**4 052 779**	**4 107 717**	**4 107 717**
Accumulated depreciation and impairment	(2 121 503)	(2 149 164)	(2 149 164)
Opening net book amount	**1 931 276**	**1 958 553**	**1 958 553**
Additions	39 940	192 517	131 645
purchase	36 859	129 870	56 795
transfer from investments	1 448	59 372	74 492
other	1 633	3 275	358
Disposals	(14 586)	(57 537)	(16 054)
sale	(10 237)	(32 753)	(13 674)
liquidation	(173)	(449)	(332)
reclassification of assets for sale	(3 688)	(24 335)	(2 048)
reclassification to investment property	(488)	0	0
Increase of impairment	(418)	(16 829)	0
Decrease of impairment	306	16 210	57
Depreciation charge for the period	(78 619)	(161 638)	(84 767)
Closing net book amount	**1 877 899**	**1 931 276**	**1 989 434**
Closing gross book amount	**4 062 117**	**4 052 779**	**4 201 693**
Accumulated depreciation and impairment	(2 184 218)	(2 121 503)	(2 212 259)
Closing net book amount	**1 877 899**	**1 931 276**	**1 989 434**

(all amounts in PLN thousands, unless otherwise stated)

TANGIBLE ASSETS UNDER CONSTRUCTION	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Gross value of assets under construction	88 796	91 199	87 238
Impairment of assets under construction	(4 319)	(4 319)	(2 982)
Total	**84 477**	**86 880**	**84 256**

In 2002 Hekon – Hotele Ekonomiczne S.A. concluded an agreement with a leasing company under which Hekon S.A. took hotels, two in Warsaw and one hotel in Poznań and Łódź each, previously sold to this company, to be operated under operating lease. The carrying amount of these hotels is PLN 98 768 thousand, and Hekon S.A. reported gains on sale of PLN 30 128 thousand.

As at the date of execution of the lease agreements, i.e. December 11, 2002, the Company classified them as operating lease agreements since the following criteria were met:

- The lease agreement does not transfer ownership to the lessee after the end of the lease term;
- The lease agreement provides for an option of an earlier purchase subject to the following conditions: during the first ten years the option may be exercised in exceptional circumstances only; thereafter, the exercise of the option will to a large extent depend on the market value of real property in subsequent years. The exercise of the earlier purchase option is not directly dependent on the will nor intention of Hekon – Hotele Ekonomiczne S.A. The exercise of the earlier purchase option will considerably depend on market conditions prevailing after the lapse of 10 years as of the agreement execution date, with such conditions being hardly foreseeable over a long span of time;
- The lease agreement was executed for a term of 20 years, while the usual economic life of this type of real property is 60 years;
- The condition relating to PP&E of a specialist nature that may be used solely by the lessor was not met in case of hotel buildings;
- The condition providing for the necessity to incur all costs of termination of the lease agreement by the lessor was not met;
- The lease agreement does not provide for a possibility to continue the lease at a rent payment that would be lower than the rent payment realizable on the market;
- As at June 30, 2010, the Management Board does not intend to exercise the earlier purchase option nor buy the hotels after the end of the lease term.

INTANGIBLE ASETS	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Opening gross carrying amount	**126 658**	**127 039**	**127 039**
Accumulated depreciation and impairment	(13 252)	(15 763)	(15 763)
Opening net book value	**113 406**	**111 276**	**111 276**
Additions	1 036	3 778	1 652
purchase	1 017	3 270	1 203
transfer from investments	11	508	449
other	8	0	0
Disposals	(5)	(248)	(320)
sale	(5)	0	0
liquidation	0	(4)	(1)
other	0	(244)	(319)
Depreciation charge for the period	(1 089)	(1 400)	(791)
Closing net book value	**113 348**	**113 406**	**111 817**
Closing gross book amount	**127 370**	**126 658**	**128 047**
Accumulated depreciation and impairment	(14 022)	(13 252)	(16 230)
Closing net book amount	**113 348**	**113 406**	**111 817**

The item "Intangible assets" includes the value of goodwill amounting to PLN 108 328 thousand recognized as a result of purchase of shares in a subsidiary Hekon – Hotele Ekonomiczne S.A. (PLN 107 252 thousand), acquisition of Państwowe Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg (PLN 456 thousand) and purchase of additional shares in Capital Parking Sp. z o.o. (PLN 620 thousand).

(all amounts in PLN thousands, unless otherwise stated)

INVESTMENT PROPERTIES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Opening gross carrying amount	**72 297**	**66 013**	**66 013**
Accumulated depreciation and impairment	(28 322)	(27 282)	(27 282)
Opening net book amount	**43 975**	**38 731**	**38 731**
Additions	5 585	6 284	0
reclassification from non-current assets	488	0	0
other	5 097	6 284	0
Disposals	0	0	0
Depreciation charge for the period	(642)	(1 040)	(503)
Closing net book amount	**48 918**	**43 975**	**38 228**
Closing gross book amount	**77 919**	**72 297**	**66 013**
Accumulated depreciation and impairment	(29 001)	(28 322)	(27 785)
Closing net book value	**48 918**	**43 975**	**38 228**

OTHER FINANCIAL ASSETS	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Loans granted	7 984	250	500
Long-term prepayments	418	45	0
Finance lease receivables	0	218	575
Other long-term receivables	27	27	717
Total other financial assets	**8 429**	**540**	**1 792**

In the first half of 2010 the item of Loans granted grew as a result of transactions of Orbis S.A. and Orbis Transport Sp. z o.o. The first transaction was related to two loan agreements concluded by the company Orbis S.A. and PBP Orbis Sp. z o.o. in January 2010. The loans repayment date is on December 31, 2012. The amount of the loans including interests accrued as at June 30, 2010 amounts to PLN 7,859 thousand. The second transaction was related to a loan agreement between PKS Tarnobrzeg Sp. z o.o. and PMKS Sp. z o.o. for the amount of PLN 500 thousand. The repayment date was set for 2010 - 2011. The amount was decreased by PLN 125 thousand due to reclassification to short-term receivables.

Increase of Long-term prepayments in the first half of 2010 was caused by, without limitations, insurance of four Etap hotels by Orbis S.A. and one initiated investment project.

OTHER LONG-TERM INVESTMENTS	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Shares in non-consolidated related parties	1 935	1 935	1 935
Works of art	552	552	552
Total other long-term investments	**2 487**	**2 487**	**2 487**

(all amounts in PLN thousands, unless otherwise stated)

4.2 CURRENT ASSETS

INVENTORIES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Raw materials	4 254	4 542	4 654
Work in progress	0	0	2 283
Merchandise	442	777	826
Total inventories	**4 696**	**5 319**	**7 763**

TRADE RECEIVABLES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Trade receivables	45 932	35 099	122 824
of which: from related parties	*959*	*1 071*	*724*
Provisions for impairment of receivables	(4 849)	(5 075)	(7 572)
Prepayments	389	121	604
Trade receivables, net	**41 472**	**30 145**	**115 856**

OTHER CURRENT RECEIVABLES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun.30,2009
Current receivables	**13 663**	**23 586**	**32 720**
Loans granted	251	252	0
Public law receivables, excl. corporate income tax	6 768	10 729	5 180
Receivables from sale of real property	0	5 710	0
Prepaid PP&E, intangible assets and inventories	987	493	8 469
Adjudicated receivables	686	742	840
Receivables claimed in court	1 528	1 276	1 539
Settlements with employees	277	383	811
Finance lease receivables	575	1 030	1 399
Damage settlement	309	312	246
Deposits, collaterals, security	169	248	11 338
Other receivables	4 333	4 436	7 590
Provisions for impairment of other receivables	(2 220)	(2 025)	(4 692)
Current prepayments and advances	**14 037**	**4 295**	**18 892**
Prepayments, of which:	14 037	4 295	18 892
service fees	34	94	82
salaries and related	1 951	0	1 716
taxes and charges	6 427	211	7 031
insurance premiums	1 187	589	1 355
purchase and replacement of tyres	930	1 255	1 075
lease of advertisement space	73	89	3 521
prepayments	7	754	765
other	3 428	1 303	3 347
Other current receivables, net	**27 700**	**27 881**	**51 612**

CASH AND CASH EQUIVALENTS	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Cash at bank and in hand	68 671	27 373	29 631
Short-term bank deposits	14 056	31 407	82 817
Other cash and cash equivalents	623	975	1 535
Total cash and cash equivalents	**83 350**	**59 755**	**113 983**

(all amounts in PLN thousands, unless otherwise stated)

4.3 CURRENT AND NON-CURRENT LIABILITIES

BORROWINGS		outstanding loan amount as at balance sheet date Jun.30, 2010		current liabilities	non-current liabilities
					falling due between 1 and 3 years
	Creditor	PLN	CHF		
Agreement for Term Facilities with Bank Handlowy of Warsaw S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)		281 342		93 683	187 659
Societe Generale S.A.	revolving loan in a forreign currency (CHF)	13 526	4 315	13 526	0
Kredyt Bank SA	overdraft in a current account	32 401		32 401	0
Kredyt Bank SA	investment loan	625		625	0
Kredyt Bank SA	investment loan	625		625	0
Societe Generale S.A.	overdraft in a current account	515		515	0
TOTAL:		**329 034**	**4 315**	**141 375**	**187 659**

BORROWINGS	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Opening balance	**319 840**	**433 723**	**433 723**
Bank loans	**319 840**	**433 723**	**433 723**
Cash loans	**0**	**0**	**0**
Additions	17 294	21 120	18 321
third party loans taken out	9 018	0	4 517
interest incurred	8 108	21 120	12 474
other	168	0	1 330
Disposals	(8 100)	(135 003)	(22 107)
repayment of principal	0	(107 897)	(7 005)
repayment of interest	(8 100)	(25 454)	(15 102)
other	0	(1 652)	0
Closing value	**329 034**	**319 840**	**429 937**
Bank loans	**329 034**	**319 840**	**429 937**
Cash loans	**0**	**0**	**0**

OTHER NON-CURRENT PAYABLES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Finance lease liabilities	12 918	13 998	13 788
Deposits received	359	0	0
Other	0	0	36
Total other non-current payables	**13 277**	**13 998**	**13 824**

TRADE PAYABLES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Trade payables	30 909	56 248	92 353
of which to related parties	*6 591*	*5 306*	*8 358*
Prepaid supplies	384	458	213
Total trade payables	**31 293**	**56 706**	**92 566**

(all amounts in PLN thousands, unless otherwise stated)

OTHER CURRENT LIABILITIES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Current liabilities	**17 879**	**16 389**	**26 821**
Public law liabilities, excl. corporate income tax	11 271	9 929	13 486
Settlements with employees	1 149	1 456	2 150
Deposits received	626	1 672	2 239
Finance lease liabilities - current value	2 158	2 188	2 740
Liabilities from acquisition of associated companies	0	0	878
Other liabilities	2 675	1 144	5 328
Accrued expenses and deferred income	**38 726**	**35 976**	**76 758**
Accrued expenses	26 063	20 280	30 979
obligations towards employees	9 786	10 555	10 969
franchise fees	662	515	1 141
public law liabilities	2 134	2 935	1 698
costs of non-invoiced supplies	13 129	5 908	17 171
other	352	367	0
Deferred income	12 663	15 696	45 779
advances and downpayments	11 150	14 111	44 413
other	1 513	1 585	1 366
Other current liabilities, total	**56 605**	**52 365**	**103 579**

As at June 30, 2010, Orbis Group had uninvoiced investment liabilities under agreements for modernization of Orbis hotels and hotels of Hekon – Hotele Ekonomiczne for PLN 1,983 thousand, while uninvoiced investment liabilities of the Group as at June 30, 2010, relating to securing construction works in Etap and Ibis hotels, amounted to PLN 164.3 thousand. In addition, investment liabilities of the Orbis Group related to construction design and interior decoration of the planned Novotel Łódź hotel amounted to PLN 850 thousand as at June 30, 2010.

As at June 30, 2010, the Orbis Transport Group had uninvoiced future liabilities under orders placed by the parent company for purchase of cars related to future lease contracts for PLN 2 760 thousand.

As at June 30, 2010 the Orbis Group reports net current liabilities in the amount of PLN 87 million. The Management Board of the parent company is of the opinion that as at the date of these financial statements, there exist no circumstances which would indicate a threat to the continuation of the Group's operations. Continued business by the companies belonging to the Group is secured by the fact, that the current liabilities amount includes the amount of PLN 11 million of received prepayments for hospitality services which will be recognized at income and consolidated result of the Group (it is related to seasonal character of this type of business operations). The amount of PLN 5.5 million accounts for the amount of payable to affiliated entities exceeding the amount of receivables from these entities, i.e. the main shareholder Accor S.A. and its subsidiaries. In addition, tangible assets classified as held for sale amounting to PLN 4 million primarily consist of vehicles withdrawn from operations in the lease and short-term rental segments. These are relatively liquid assets. Futhermore, the level of unused credit lines in the Group stood at PLN 68 million.

(all amounts in PLN thousands, unless otherwise stated)

5. STATEMENT OF CASH FLOWS OF THE GROUP

Explanations to adjustments of result in cash flows from operating activities

Change in inventories and change in provisions, as presented in the statement of cash flows, are equal to the balance sheet change in their balance.

	1st half of 2010	1st half of 2009
Balance sheet change in receivables	**(11 146)**	**(9 388)**
change in the balance of long-term lease receivables	218	523
change in the balance of long-term receivables and prepayments	(1 119)	(12 371)
conversion of trade receivables into loan	(1 444)	0
change in prepaid assets under construction	494	0
change in the balance of receivables from sale of non-current assets	(5 752)	(2 080)
other	0	1 033
Change in the statement of cash flows	**(18 749)**	**(22 283)**
Balance sheet change in liabilities except borrowings	**(21 173)**	**43 716**
change in investment liabilities	14 825	19 388
change in liabilities for purchase of tangible assets	396	396
change in lease liabilities	(55)	(669)
change in long-term deposit liabilities	359	0
other	0	3 633
Change in the statement of cash flows	**(5 648)**	**66 464**
Other adjustments		
revaluation of non-current assets and intangible assets	409	1 111
commission on bank borrowings - settlement	455	89
change of items related to discontinued operations	2 909	0
other	469	412
Change in the statement of cash flows	**4 242**	**1 612**

6. DISCONTINUED OPERATIONS

In view of the document signed by Orbis S.A. and Central European Tour Operator SARL on March 29, 2010 embodying a final agreement that confirms the transfer of all shares held by Orbis S.A. in PBP Orbis Sp. z o.o. to Central European Tour Operator SARL , the Orbis Group has withdrawn from operating as a travel agency, and wants to concentrate on its core business, i.e. hotels.

Therefore, and in compliance with IFRS 5, the result on the tourist business is presented as discontinued operations.

(all amounts in PLN thousands, unless otherwise stated)

Income statement of discontinued operations after consolidation adjustments

	1st half of 2010*	1st half of 2009
Net sales of products, merchandise and materials	13 592	60 466
Own cost of sales	(14 524)	(58 882)
Costs of sales and marketing	(533)	(3 817)
Administration overheads	(4 078)	(7 841)
Other operating income	333	870
Other operating expenses	(1 552)	(758)
Finance expenses	(201)	(130)
Loss before tax	**(6 963)**	**(10 092)**
Income tax	1 625	(1 163)
Loss on discontinued operations	**(5 338)**	**(11 255)**

Statement of cash flows of discontinued operations after consolidation adjustments

	1st half of 2010*	1st half of 2009
Cash flows from operating activities	(4 208)	(2 528)
Cash flows from investing activities	(138)	824
Cash flows from financing activities	(9 573)	4 151
Total net cash flows from discontinued operations	**(13 919)**	**2 447**

* Data for the period from January 1, 2010 until the date of the final agreement between Orbis S.A. and Central European Tour Operator SARL

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

Major non-recurring and one-off events that occurred in the period of 6 months ended June 30, 2010 include the sale of the subsidiary company PBP Orbis Sp. z o.o. by Orbis S.A. and sale of a trademark by the company INTER Bus Sp. z o.o. In addition, during the first half of 2010, the Group incurred costs of employment restructuring amounting to PLN 6 283 thousand.

8. DIVIDENDS RECEIVED, PAID AND APPROVED

The following dividends were distributed in the Orbis Group in the first half of 2010:

Hekon - Hotele Ekonomiczne S.A. - dividend of PLN 22,725 thousand due to Orbis S.A. under resolution No. IV of the Ordinary General Meeting of Shareholders dated June 28, 2010. The account of Orbis S.A. was credited with the first installment of PLN 16,000 thousand on June 30, 2010. The second installment of PLN 6,725 thousand will be transferred to a bank account of Orbis S.A. in September 2010.

Orbis Kontrakty Sp. z o.o. – dividend of PLN 7,503 thousand due to Orbis S.A. and dividend of PLN 1,876 thousand due to Hekon - Hotele Ekonomiczne S.A. under resolution No. IV of the Ordinary General Meeting of Shareholders dated June 8, 2010. In June 2010, bank accounts of Orbis S.A and Hekon Hotele Ekonomiczne S.A. were credited with the respective amounts.

(all amounts in PLN thousands, unless otherwise stated)

9. CHANGES IN ESTIMATES OF AMOUNTS

9.1 IMPAIRMENT OF ASSETS

IMPAIRMENT OF TANGIBLE ASSETS AND ASSETS UNDER CONSTRUCTION	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Opening balance	**(360 526)**	**(418 963)**	**(418 963)**
recognition of impairment of tangible assets	(418)	(16 829)	0
recognition of impairment of assets under construction	0	(2 235)	(898)
reversal of impairment of tangible assets	9	16 210	57
impairment of tangible assets not subject to reversal - accumulatively as of December 31, 2009	161 386	0	0
impairment of tangible assets not subject to reversal - for the 1st half-year of 2010	7 134	0	0
utilization of impairment	694	61 291	2 991
Closing balance	**(191 721)**	**(360 526)**	**(416 813)**

In 2010 Orbis S.A. changed the method of recognising and presenting impairment of property, plant and equipment and investment property. As of January 1, 2010, the value of impairment recognised in the previous periods, which cannot be reversed (due to IAS 36, according to which net book value of property, plant and equipment and investment property arising from the reversal of an impairment should not exceed the amount that would have been determined if no impairment had been recognized) is recognized as accumulated depreciation. As a result, the balance of impairment as at the end of the period equals the amount reversible in the event of expiry of circumstances causing thereof.
The change introduced has no impact on the Group's net result and on the reported net values of property, plant and equipment or investment property.

IMPAIRMENT OF RECEIVABLES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Opening balance	**(7 100)**	**(10 208)**	**(10 208)**
recognition of impairment	(995)	(4 476)	(3 496)
reversal of impairment	485	2 028	1 202
utilization of impairment	541	5 556	238
Closing balance	**(7 069)**	**(7 100)**	**(12 264)**

IMPAIRMENT OF INVENTORIES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Opening balance	**(238)**	**(289)**	**(289)**
recognition of impairment	0	(2)	0
reversal of impairment	44	53	20
Closing balance	**(194)**	**(238)**	**(269)**

(all amounts in PLN thousands, unless otherwise stated)

9.2 PROVISIONS FOR LIABILITIES

PROVISION FOR RETIREMENT AND SIMILAR BENEFITS	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2010	**19 529**	**6 177**	**25 706**
Provision recognised during the period	0	0	0
Provision used during the period	0	(25)	(25)
Provision reversed during the period	(16)	(35)	(51)
As at Jun. 30, 2010	**19 513**	**6 117**	**25 630**
Short-term, 1st half of 2010	3 560	1 165	4 725
Long-term, 1st half of 2010	15 953	4 952	20 905
Total provisions as at Jun. 30, 2010	**19 513**	**6 117**	**25 630**

PROVISION FOR RETIREMENT AND SIMILAR BENEFITS	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2009	**32 365**	**10 819**	**43 184**
Provision recognised during the period	2 810	1 529	4 339
Provision used during the period	(3 924)	(801)	(4 725)
Provision reversed during the period	(11 722)	(5 370)	(17 092)
As at Dec. 31, 2009	**19 529**	**6 177**	**25 706**
Short-term, 2009	3 562	1 177	4 739
Long-term, 2009	15 967	5 000	20 967
Total provisions as at Dec. 31, 2009	**19 529**	**6 177**	**25 706**

PROVISION FOR RETIREMENT AND SIMILAR BENEFITS	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2009	**32 365**	**10 819**	**43 184**
Provision recognised during the period	2 128	595	2 723
Provision used during the period	(2 131)	(664)	(2 795)
As at Jun. 30, 2009	**32 362**	**10 750**	**43 112**
Short-term, 1st half of 2009	5 414	1 672	7 086
Long-term, 1st half of 2009	26 948	9 078	36 026
Total provisions as at Jun. 30, 2009	**32 362**	**10 750**	**43 112**

(all amounts in PLN thousands, unless otherwise stated)

PROVISIONS FOR LIABILITIES	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan.1, 2010	**771**	**778**	**185**	**1 734**
Provision recognised during the period	0	5 074	0	5 074
Provision used during the period	(25)	(234)	(134)	(393)
Provision reversed during the period	0	0	0	0
As at Jun. 30, 2010	**746**	**5 618**	**51**	**6 415**
Short-term, 1st half of 2010	746	5 618	51	6 415
Long-term, 1st half of 2010	0	0	0	0
Total provisions as at Jun. 30, 2010	**746**	**5 618**	**51**	**6 415**

PROVISIONS FOR LIABILITIES	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan. 1, 2009	**1 451**	**2 072**	**1 691**	**5 214**
Provision recognised during the period	1	778	676	1 455
Provision used during the period	0	0	(1 420)	(1 420)
Provision reversed during the period	(20)	0	(594)	(614)
Presented under liabilities associated with assets classified as held for sale	(661)	(2 072)	(168)	(2 901)
As at Dec. 31, 2009	**771**	**778**	**185**	**1 734**
Short-term, 2009	771	778	185	1 734
Long-term, 2009	0	0	0	0
Total provisions as at Dec. 31, 2009	**771**	**778**	**185**	**1 734**

PROVISIONS FOR LIABILITIES	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan. 1, 2009	**1 451**	**2 072**	**1 691**	**5 214**
Provision recognised during the period	0	538	823	1 361
Provision used during the period	(179)	(1 934)	(943)	(3 056)
Provision reversed during the period	(242)	0	(388)	(630)
As at Jun. 30, 2009	**1 030**	**676**	**1 183**	**2 889**
Short-term, 1st half of 2009	1 010	676	1 183	2 869
Long-term, 1st half of 2009	20	0	0	20
Total provisions as at Jun. 30, 2009	**1 030**	**676**	**1 183**	**2 889**

In the 1st half of 2010, the Orbis Group created a restructuring provision amounting to PLN 5,074 thousand. Furthermore, restructuring expenses incurred by the Group over 6 months of 2010 totaled PLN 1,209 thousand.

9.3 DEFERRED TAX ASSETS AND LIABILITY

DEFERRED TAX *)	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Deferred tax assets	14	1 209	3 945
Defererd tax liability	41 751	52 577	47 719

*) The deferred income tax liability and assets are presented:
- as at June 30, 2009 and December 31, 2009 according to their final balance in each company
- as at June 30, 2010 according to their final balance in tax group and in each company that does not belong to the group

Major changes in deferred tax result from differences between tax base and book amount of non-financial non-current assets.

(all amounts in PLN thousands, unless otherwise stated)

10. CONTINGENT ASSETS AND LIABILITIES, INCLUDING SURETIES FOR BORROWINGS OR GUARANTEES ISSUED

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 6 months ended June 30, 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/005 dated Jan. 30, 2009, as amended by Annex no. 1 dated March 3, 2009 and Annex no. 2 dated December 26, 2009	Societe Generale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2011	30 000	0	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Feb. 28, 2011
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022WS07120700 dated Jan. 31, 2008, as recently amended by Annex no. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	0	(50 000)	
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022WS07120700 dated Jan. 31, 2008, as recently amended by Annex no. 5 dated Feb. 25, 2010.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Feb. 25, 2012	50 000	50 000	Validity date corresponds to the guarantee validity date; Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Feb. 25, 2012.
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008.	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o.	Dec. 31, 2009	0	(8 160)	
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 182526 entered into on March 16, 2010.	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o.	Dec. 31, 2010	6 036	6 036	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 365 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009, as amended by Annex no. 1 dated August 28, 2009 and Annex no. 2 dated December 29, 2009.	Societe Generale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o.	March 23, 2010	0	(18 000)	
		Total		**89 036**	**(20 124)**	
	incl. Surety for borrowings or borrowings within the group of companies			**80 000**	**0**	

(all amounts in PLN thousands, unless otherwise stated)

Hekon Hotele Ekonomiczne S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Change in the amount in 6 months ended June 30, 2010	Financial terms and other remarks
Guarantee in respect of the loan of PLN 500 million	Bank Handlowy and Société Générale (lead organizers), BZ WBK Caylon (organizers)	Orbis S.A.	Dec. 31, 2015	281 342	(1 413)	the guarantee covers 120% of the loan, i.e. max. PLN 600 million
		Total Hekon Hotele Ekonomiczne		**281 342**	**(1 413)**	

PKS Gdańsk Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Change in the amount in 6 months ended June 30, 2010	Financial terms and other remarks
Security for the surety given by TUiR S.A. for the benefit of PKS Gdańsk Sp. z o.o.	TUiR S.A.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2009	0	(378)	
		Total PKS Gdańsk		**0**	**(378)**	

Orbis Transport Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Change in the amount in 6 months ended June 30, 2010	Financial terms and other remarks
Security for a promissory note issued to secure repayment of liabilities under the lease agreement with SG Equipment Leasing Polska Sp. z o.o.	SG Equipment Leasing Polska Sp. z o.o.	PKS Gdańsk Sp. z o.o.	Feb. 1, 2017	18 964	(1 329)	As a security for payment of liabilities under the agreement no. 24444, a joint cap mortgage was established on the real property at 3 Maja 12 street in Gdansk up to the cap of PLN 11 516 thousand. Moreover, in connection with the execution of the lease agreement, the rights under an insurance policy covering the real property were assigned up to the value of PLN 1 048 thousand.
Security for a promissory note issued to secure repayment of liabilities under the lease agreement with SG Equipment Leasing Polska Sp. z o.o.	SG Equipment Leasing Polska Sp. z o.o.	PKS Gdańsk Sp. z o.o.	Jul. 05.2017	1 809	(99)	
Security by Orbis Transport for two promissory notes issued by Inter Bus as a security for repayment of liabilities on account of assignment contracts under two lease agreements executed on Dec. 21, 2006, between VFS Usł.Finans. Polska and Orbis Transport	VFS Usługi Finansowe Polska Sp. z o.o.	Inter Bus Sp. z o.o.	Jan. 11, 2010	0	(67)	Two blank promissory notes
		Total Orbis Transport		**20 773**	**(1 495)**	

		TOTAL Contingent liabilities		**391 151**	**(23 410)**	
		including surety for borrowings or guarantees issued within the Group:		382 115	(3 286)	

(all amounts in PLN thousands, unless otherwise stated)

11. RELATED PARTY TRANSACTIONS

Within the meaning of IAS 24, parties related to the Group include members of the managing and supervising staff and close members of their families, subsidiaries and associates described in note 1.4.2 as well as Accor S.A. (significant shareholder) and its related parties.

In the period covered by the financial statements of Orbis Group, the following major related party transactions were executed:

Accor Polska Sp. z o.o. and other companies of the Accor Group

	revenues	expenses	receivables	payables	investment expenditures	prepayments for investment expenditures	major items
2010	580	9 833	410	5 841	0	0	license fee, management, access to the reservation system, use of IT applications, investments
2009	795	9 791	399	4 279	2 501	1 186	license fee, management, access to the reservation system, use of IT applications, investments

REVENUES	1st half of 2010	1st half of 2009
Net revenues from sale of services	**2 913**	**3 492**
- to Accor group companies	1 078	1 264
- to subsidiaries	80	378
- to affiliates	1 755	1 850
Total sales revenues	**2 913**	**3 492**

EXPENSES	1st half of 2010	1st half of 2009
Services purchase expenses	**11 480**	**13 193**
- from Accor group companies	11 478	13 193
- from subsidiaries	2	0
Total expenses on purchase of merchandise and services	**11 480**	**13 193**

RECEIVABLES AND LIABILITIES	as at Jun. 30, 2010	as at Dec. 31, 2009	as at Jun. 30, 2009
Receivables from supply and services	**959**	**1 071**	**724**
- from Accor group companies	776	926	634
- from subsidiaries	170	117	74
- from affiliates	13	28	16
Other receivables	**452**	**252**	**1 188**
- from Accor group companies	201	0	1 186
- from subsidiaries	251	252	2
Total receivables	**1 411**	**1 323**	**1 912**
Liabilities for supplies and services	**6 591**	**5 306**	**8 358**
- for Accor group companies	6 591	5 306	8 358
Other liabilities	**313**	**0**	**1 208**
- for Accor group companies	313	0	1 208
Total liabilities	**6 904**	**5 306**	**9 566**

(all amounts in PLN thousands, unless otherwise stated)

Based on the agreement executed on September 3, 2009, Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. form a Tax Capital Group. The agreement will be binding for a term of three tax years, i.e. from January 1, 2010, till December 31, 2012.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Group and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

12. ISSUE, REDEMPTION AND REPAYMENT OF DEBT AND CAPITAL SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

13. EVENTS AFTER THE REPORTING PERIOD

- **INTER Bus Sp. z o.o.** – on July 1, 2010 Extraordinary Shareholders' Meeting adopted a resolution on dissolution of the company INTER Bus Sp. z o.o. and commencement of winding up proceedings as of July 1, 2010.

- **Changes in governing bodies of companies:**

  Orbis Transport Sp. z o.o. – on July 2, 2010 Mr. Laurent Picheral was appointed as a member of the Supervisory Board of the company.

  Hekon Hotele Ekonomiczne S.A. – on July 6, 2010 Extraordinary Shareholders' Meeting of the company appointed Mr. Laurent Picheral as a member of the Management Board for the current term thereof and as President of the Management Board of Hekon Hotele Ekonomiczne S.A.

(all amounts in PLN thousands, unless otherwise stated)

14. LITIGATION SETTLEMENTS

No major litigation settlements occurred in the first half of 2010.

Litigation pending before courts, arbitration or public administration bodies

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	Unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.;; 2) Applicant (presently participants): Andrzej Jacek Blikle and Helena Maria Helmersen – Andrzejewski (currently legal successor Jan Warum dit Andrzejewski).	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be reconsidered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision of the Head of Warszawskie Voivodship dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021". At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. The Minister of Infrastructure, by a decision dated December 24, 2008, declared invalidity of the above mentioned decision dated September 23, 1991.In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered. On July 14, 2009, the Minister of Infrastructure issued a decision upholding the above decision dated December 24, 2008. On August 25, 2009 Orbis S.A. appealed against the decision dated July 14, 2009 with the Voivodship Administrative Court, applying for enforcement of the appealed-against decisions to be suspended. In response to the appeal dated September 7, 2009, the Minister of Infrastructure motioned that the appeal be dismissed. In the decision dated October 14, 2009 the Voivodship Administrative Court refused to suspend enforcement of the appealed-against decision. By virtue of the appeal dated October 30, 2009 Orbis S.A. motioned that the above decision of the Voivodship Administrative Court be changed by way of suspending enforcement of the appealed-against decision or, possibly, that the decision of the Voivodship Administrative Court be revoked and the case passed to be reconsidered by the Court. By virtue of decision dated December 16, 2009, the Supreme Administrative Court dismissed the appeal of Orbis S.A. A hearing set for March 23, 2010 was cancelled by the Court. On March 9, 2010 Orbis S.A. filed an appellant's pleading with the Voivodship Administrative Court extending the motions and arguments of the appeal. On March 16, 2010, the attorney-in-fact for the parties to proceedings addressed a letter of the parties to the Voivodship Administrative Court, submitting their position on this matter. In its ruling dated June 1, 2010, passed after examining the case according to the simplified procedure, the Voivodship Administrative Court ruled the appealed decision dated July 14, 2009, invalid. On July 9, 2010, Orbis S.A. filed a last-resort (cassation) appeal with the Supreme Administrative Court against the said ruling of the Voivodship Administrative Court June 1, 2010, challenging the entire ruling of the Voivodship Administrative Court and claiming invalidity of the proceedings before the Court of 1st instance.

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
2. Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26, Nowogrodzka str., Mortgage Register no. 1599 G.	Unknown	Application dated September 14, 1948 for granting the right of temporary ownership	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A.	On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. The Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. By virtue of decision dated October 23, 2008 the Head of Mazowieckie Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated July 2, 2009, the Voivodship Administrative Court decided to resume court proceedings inittated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land and suspended by a decision dated March 4, 2009. The hearing was held on November 20, 2009 and the Voivodship Administrative Court dismissed the appeal in its judgment rendered on the same day. In December 2009 the Voivodship Administrative Court served substantiation to the decision on Orbis S.A. Heirs of former owners filed a last-resort (cassation) appeal with the Supreme Administrative Court; a copy of the appeal was served on Orbis S.A. on March 18, 2010. The Company filed a response to the appeal.
3. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1,541,346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S.Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor	The case pending before the Regional Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis. S.A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with the Opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21–day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and decided to hear the expert within the frame of legal assistance. On May 21, 2009, the expert, eng. Mucha, was heard by the Court in Kraków acting on the order of the Court in Bydgoszcz. During the hearing held on December 2, 2009 the Court established, based on files of the case pending before the Court in Kraków (that ended with a final and binding judgment in April 2009) that had been delivered for evidential purposes, that the claim of Orbis S.A. against the Marczaks and others was accepted and satisfied by the Court in Kraków by way of deducting the due amount from compensation sought by them, i.e. the parties' accounts were settled. Under such circumstances, the Court in Bydgoszcz assumed that the dispute between the parties was terminated, especially that neither party filed an appeal in the case pending in Kraków. However, in order to consider all procedural aspects of closed litigation, the Court deferred announcement of its decision until December 16, 2009. By virtue of decision dated December 18, 2009, the Court discontinued proceedings pursuant to Article 355.1 of the Code of Civil Proceedings and deemed any further proceedings "unnecessary", in view of the settlement made between the parties. On January 25, 2010 the Regional Court in Bydgoszcz served on Orbis S.A. a copy of a decision on discontinuation of court proceedings together with its substantiation. In this decision, the Court charged Orbis S.A. with the costs of proceedings totalling PLN 14.434. On January 31, 2010, Orbis S.A., deeming this decision unjust and the amount inflated, filed an appeal against the decision with reference to the part concerning the costs. By June 30, 2010 the Court of Appeals in Gdańsk, which is competent for the examination of the appeal did not issue a decision. This case is defended by Attorney Janusz Nowiński acting on behalf of Orbis S.A.

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
4. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St.Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5,000,000, as the value of real property or, alternatively, at PLN 377,433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A. applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. "Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal Orbis S.A. attorney motioned for its dismissal. On September 4, 2008, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property "Kolonia Adamówka Wilanowska dz. 15" are currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On March 6, 2009 the Branch was served with a letter of the Head of Mazowieckie Voivodship dated February 27, 2009 explaining, among others, that documents collected to date are missing certain particulars, i.e. the boundaries of the former landed real property "Kolonia Adamówka Wilanowska Dz. 15" that were not identified in the pending proceedings (the plot of land concerned forms part of this real property), and therefore the Office ordered a geodetic survey to determine the exact area of the real property. By a letter dated April 27, 2009, the Mazowieckie Voivodship Office set the date of issue of the decision concerning property restitution claim by heirs of the former owner of the real property to be 1 month from the date of assembling the evidence, i.e. submission of the requested documents from archives and the preparation of a geodetic survey to determine the exact area of the former land property, from which the disputable plot of land on which the Wilanów restaurant is located was separated. In a letter delivered on November 12, 2009, the Office informed that evidence had been collected and that the parties may get familiar with it and submit explanations, applications and evidence. Another party to the proceedings applied for hearing further evidence concerning the surface area of the real property "Kolonia Adamówka Wilanowska dz. 15". This application was approved, the date of hearing a witness (a person who prepared the geodetic study concerning the surface area of the plot as at the date of entry into force of the Decree on the Agrarian Reform. The following parties participated in the administrative hearings held on December 18, 2009 and January 5, 2010: attorneys of applicants i.e. of heirs of former owner of the real property, of participants to the proceedings i.e. Orbis S.A. and Museum Palace in Wilanów, representatives of the Office and experts – authors of the technical opinion ordered by the Office at the cost of a participant to the proceedings, Museum Palace in Wilanów. A protocol was made from the hearings of experts held on December 18, 2009 and January 5, 2010 and delivered to participants to the proceedings; the protocol includes detailed explanations of experts concerning the findings forming part of the opinion as to the boundaries of former real property marked as "Kolonia Adamówka Wilanowska dz. 15" (the plot of land concerned forms part of the real property where the restaurant "Wilanów" is situated). Experts explained that since maps and data concerning the area of the former real property were missing in land and mortgage registry, the opinion was based on examination of documents available at the State Geodetic and Cartographic Resource which formed the grounds for creating land and property register on this territory. At a hearing on January 5, 2010 the applicants' attorney filed a declaration in writing, informing that the party he represents would not seek compensation from Orbis S.A. for the use of the real property in question. The declaration forms an appendix to the records of the hearing; however, the declaration was not supported by a relevant power granted by the heirs of Adam Branicki authorising the attorney to renounce claims on their behalf. By a decision dated February 4, 2010 the body conducting the proceedings rejected the request of Museum Palace in Wilanów to suspend the administrative proceedings with reference to the proceedings currently pending before the Constitutional Tribunal regarding a question of law referred by the Voivodship Administrative Court in Warsaw, whether

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				adjudicating on the grounds of the administrative procedure by virtue of paragraph 5 of the Order of the Minister of Agriculture dated March 1, 1945 on the enforcement of the Decree on the Agrarian Reform (the current proceedings before the Head of Mazowieckie Voivodship being held based on this provision) is in compliance with Article 92.1 of the Constitution of the Republic of Poland. On February 15, 2010, the attorney of the Museum Palace in Wilanów filed an appeal against this decision with the Minister of Agriculture and Rural Development; the appeal has yet to be examined. It should be mentioned that by virtue of a decision dated April 1, 2010, the Constitutional Tribunal answered the question of law referred to it by discontinuing proceedings, stating that the provisions of the Order on the enforcement of the Decree on the Agrarian Reform dated March 1, 1945 (including paragraph 5 thereof) had become invalid the moment the actions connected with the agrarian reform had been completed in the 1950s. In the Constitutional Tribunal's opinion claims for restitution of real property confiscated groundlessly by virtue of the decree should be examined in court proceedings. The Tribunal's decision is not binding; its substantiation is solely an interpretation of the provisions made by the Tribunal; however, the Office of the Head of Mazowieckie Voivodship will be obliged to refer to it when examining the application of the Branickis for restitution of real property. It is highly probable, that as a result of the ruling of the Constitutional Tribunal the administrative proceedings will be discontinued. On behalf of Orbis S.A., this case is defended by attorney Zofia Marcinkowska.
5. Proceedings for restitution of expropriated real property comprising I cat. plots nos. 178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)	Unknown	Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyńki, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The Applicants applied for restitution of expropriated real property. By virtue of a decision dated March 25, 2009, the President of the City of Kraków once again suspended the proceedings for restitution of a part (presently) of plots nos. 329/2, 330/3 and 330/7. The proceedings were suspended on an application dated November 17, 2008, filed by the Applicants, and will remain suspended until the application of Mrs. E.Lenda dated November 3, 2008 for termination of the perpetual usufruct agreement (expiry of perpetual usufruct) on the plots concerned is considered. The Real Property Department of the State Treasury, having carried out explanatory procedure with respect to the application for expiry of perpetual usufruct, found no grounds for it. However, the case remains suspended because it was suspended on application of a party. The case is defended by attorney Ryszard Błachut.
6. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located in Warsaw, at 29 Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 1618L, with respect to the plot of land no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.	Unknown	Notification from the Ministry of Infrastructure dated February 17, 2009 served on Orbis S.A. on February 26, 2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Applicants: Ludmiła Paderewska and Stanisław Włodek Opposite party: Minister of Infrastructure Participant: Orbis S.A.	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. Currently the Office is collecting evidence. In a letter dated June 6, 2009, Orbis S.A. submitted its position regarding this case to the Office. In a letter dated August 26, 2009 the Minister of Infrastructure informed that entire evidence had been collected in the case on hand and that the date of considering the case had been postponed until January 15, 2010. On May 21, 2010, the Minister of Infrastructure issued a decision declaring invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located in Warsaw, at 29, Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 1618L, with respect to the plot of land no. 31, section 5-05-02.
7. An application for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified.	PLN 417,354.33	Application to the Self-Government Appellate Board dated Nov. 27, 2009.	Applicant: Orbis S.A. Participant: President of the City of Kraków	Application of Orbis S.A. to the Self-Government Appellate Board in Kraków for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified. A hearing set for March 21, 2010 was adjourned by the Court until June 11, 2010. The Self-Government Appellate Board, by virtue of a decision dated June 16, 2010, dismissed the application of Orbis S.A. . On July 8, 2010 Orbis S.A. filed an appeal against the decision of the Self-Government Appellate Board with a court of common law.

The condensed interim financial statements of Orbis S.A. as at June 30, 2010 and for 6 months ended June 30, 2010

August 23, 2010

Orbis Spółka Akcyjna

SELECTED FINANCIAL FIGURES

	in PLN' 000		in EUR' 000	
	1st half of 2010	1st half of 2009	1st half of 2010	1st half of 2009
INCOME STATEMENT				
Net sales of services	259 091	271 282	64 705	60 039
Operating profit	24 442	24 919	6 104	5 515
Net profit for the period	15 144	15 585	3 782	3 449
STATEMENT OF CASH FLOWS				
Net cash from operating activities	44 178	98 630	11 033	21 829
Net cash from/used in investing activities	9 604	(39 677)	2 398	(8 781)
Net cash used in financing activities	(11 440)	(18 421)	(2 857)	(4 077)
Net cash flow, total	42 342	40 532	10 574	8 970
PROFIT PER ORDINARY SHARE (IN PLN)				
Profit per share for the period	0,33	0,34	0,08	0,07

	in PLN' 000		in EUR' 000	
	balance as at June 30, 2010	balance as at December 31, 2009	balance as at June 30, 2010	balance as at December 31, 2009
STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 115 017	2 157 709	510 159	525 220
Current assets	149 306	101 320	36 014	24 663
Total equity	1 736 664	1 721 520	418 897	419 045
Non-current liabilities	248 668	63 352	59 981	15 421
Current liabilities	278 991	474 157	67 295	115 417

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION

as at June 30, 2010

Assets	balance as at June 30, 2010	balance as at December 31, 2009	balance as at June 30, 2009
Non-current assets	**2 115 017**	**2 157 709**	**2 191 075**
Property, plant and equipment	1 376 240	1 421 169	1 447 535
Intangible assets	4 218	4 246	2 500
- goodwill	0	0	0
Investment in subsidiaries and associates	470 385	470 226	481 619
Available-for-sale financial assets	0	0	0
Other financial assets	8 218	0	0
Investment property	255 404	261 516	258 869
Other long-term investments	552	552	552
Current assets	**149 306**	**101 320**	**210 213**
Inventories	3 463	3 537	3 257
Trade receivables	33 762	23 293	35 122
Income tax receivables	1 358	2 429	0
Other short-term receivables	47 494	51 174	96 295
Financial assets at fair value through profit or loss	0	0	0
Cash and cash equivalents	63 229	20 887	75 539
Non-current assets held for sale	0	0	0
Total assets	**2 264 323**	**2 259 029**	**2 401 288**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION, continued

as at June 30, 2010

Equity and Liabilities	balance as at June 30, 2010	balance as at December 31, 2009	balance as at June 30, 2009
Total equity	**1 736 664**	**1 721 520**	**1 723 698**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Other capitals	0	0	0
Retained earnings	1 085 577	1 070 433	1 072 611
Non-current liabilities	**248 668**	**63 352**	**357 017**
Borrowings	187 659	0	282 384
Deferred income tax liability	40 156	42 842	40 754
Other non current liabilities	359	0	0
Provision for pension and similar benefits	20 494	20 510	33 879
Current liabilities	**278 991**	**474 157**	**320 573**
Borrowings, of which:	204 095	393 243	238 984
- borrowings from related entitles	110 412	110 488	142 802
Trade payables	22 524	43 836	24 246
Current income tax liabilities	3 301	0	3 184
Other current liabilities	38 642	30 935	46 435
- liabilities to subsidiaries related to debt securities issued	0	0	0
Provision for pension and similar benefits	4 540	4 544	6 416
Provisions for liabilities	5 889	1 599	1 308
Total equity and liabilities	**2 264 323**	**2 259 029**	**2 401 288**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for the first half of 2010

	1st half of 2010	1st half of 2009
Net sales of services	259 091	271 282
Net sales of products, merchandise and raw materials	116	443
Cost of services, products, merchandise and raw materials sold	(209 060)	(214 061)
Gross profit on sales	**50 147**	**57 664**
Other operating income	34 219	46 890
Distribution & marketing expenses	(15 969)	(16 414)
Overheads & administrative expenses	(36 800)	(43 256)
Other operating expenses	(7 155)	(5 465)
Net impairment	0	(14 500)
Operating profit	**24 442**	**24 919**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0
Financial expenses	(9 989)	(15 150)
Profit before tax	**14 453**	**9 769**
Income tax expense	691	5 816
Net profit for the period	**15 144**	**15 585**
Total profit for the period relates to continued operations		
Profit per ordinary share (in PLN)		
Profit per share for the period	0,33	0,34

STATEMENT OF COMPREHENSIVE INCOME

for the first half of 2010

	1st half of 2010	1st half of 2009
Net profit for the period	**15 144**	**15 585**
Other comprehensive income before tax	**0**	**0**
Income tax expense from other comprehensive income	0	0
Other comprehensive income	**0**	**0**
Total comprehensive income for the period	**15 144**	**15 585**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the first half of 2010

	Share capital	Other capital	Retained earnings	Total
Twelve months ended on December 31, 2009				
Balance as at January 1, 2009	**517 754**	**133 333**	**1 057 026**	**1 708 113**
- profit for the period	0	0	13 407	**13 407**
- other comprehensive income	0	0	0	**0**
Total comprehensive income	**0**	**0**	**13 407**	**13 407**
dividends	0	0	0	**0**
Balance as at December 31, 2009	**517 754**	**133 333**	**1 070 433**	**1 721 520**
of which: six months ended on June 30, 2009				
Balance as at January 1, 2009	**517 754**	**133 333**	**1 057 026**	**1 708 113**
- profit for the period	0	0	15 585	**15 585**
- other comprehensive income	0	0	0	**0**
Total comprehensive income	**0**	**0**	**15 585**	**15 585**
dividends	0	0	0	**0**
Balance as at June 30, 2009	**517 754**	**133 333**	**1 072 611**	**1 723 698**
Six months ended on June 30, 2010				
Balance as at January 1, 2010	**517 754**	**133 333**	**1 070 433**	**1 721 520**
- profit for the period	0	0	15 144	**15 144**
- other comprehensive income	0	0	0	**0**
Total comprehensive income	**0**	**0**	**15 144**	**15 144**
dividends	0	0	0	**0**
Balance as at June 30, 2010	**517 754**	**133 333**	**1 085 577**	**1 736 664**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CASH FLOWS

for the first half of 2010

	1st half of 2010	1st half of 2009
OPERATING ACTIVITIES		
Profit before tax	**14 453**	**9 769**
Adjustments:	**27 348**	**84 328**
Depreciation and amortization	59 661	62 195
Interest and dividends	(21 747)	(29 696)
Profit (loss) on investing activity	(674)	139
Change in receivables	(15 826)	33 087
Change in current liabilities, excluding borrowings	981	2 900
Change in provisions	4 270	(176)
Change in inventories	74	661
Other adjustments	609	15 218
Cash flows from operating activities	**41 801**	**94 097**
Income tax received	2 377	4 533
Net cash from operating activities	**44 178**	**98 630**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	6 434	76
Dividends received	23 503	6 400
Interest received	912	1 255
Loans repaid	8 200	0
Purchase of property, plant and equipment and intangible assets	(23 086)	(47 240)
Purchase of related entities	(159)	0
Loans granted	(6 200)	0
Other investing cash flow	0	(168)
Net cash from/used in investing activities	**9 604**	**(39 677)**
FINANCING ACTIVITIES		
Proceed from borrowings	0	0
Repayment of borrowings	0	0
Interest payment and other financial cash flow resulting from received borrowings	(11 440)	(18 421)
Net cash used in financing activities	**(11 440)**	**(18 421)**
Change in cash and cash equivalents	**42 342**	**40 532**
Cash and cash equivalents at the beginning of period	**20 887**	**35 007**
Cash and cash equivalents at the end of period	**63 229**	**75 539**

NOTES
TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
OF ORBIS SPÓŁKA AKCYJNA
AS AT JUNE 30, 2010 AND FOR 6 MONTHS ENDED ON JUNE 30, 2010

TABLE OF CONTENTS

1. BACKGROUND

The attached condensed interim financial statements of Orbis S.A. (the "Company") for the first half of 2010 present a statement of financial position as at June 30, 2010, as well as at December 31, 2009 and June 30, 2009, statement of changes in equity for the first half of 2010, as well as for 2009 and the first half of 2009, income statement, statement of comprehensive income and cash flow statement, covering the data for the first half of 2010 and for the first half of 2009, as well as explanatory notes to the abovementioned financial statements.

Orbis S.A. with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, is entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 2,800 persons and operates a network of 38 hotels (7,986 rooms as at June 30, 2010) in 24 major cities, towns and resorts in Poland and it manages two other hotels. The Company's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. In addition, the Company owns eight hotels of the Etap brand and the Grand Mercure hotel in Warsaw, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

Orbis S.A. is the parent company of the Orbis Group and prepares consolidated financial statements. The attached condensed interim financial statements of Orbis S.A. should be read in conjunction with the condensed interim consolidated financial statements of the Orbis Group as at June 30, 2010 and for the 6 months ended on June 30, 2010 as well as with the audited consolidated financial statements of the Orbis Group for the year started on January 1, 2009 and ended on December 31, 2009, including notes, and prepared in compliance with the International Financial Reporting Standards (IFRS).

The financial statements are presented in the Polish zloty (PLN) which is the presentation and functional currency of the Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

1.1 BASIS OF PREPARATION OF THE CONDENSED INTERIM FINANCIAL STATEMENTS

These condensed interim financial statements have been prepared in accordance with the International Accounting Standard 34 "Interim Financial Statements" (IAS 34) and in accordance with the applicable International Financial Reporting Standards (IFRS) relating to interim financial reporting, approved by the European Union, published and binding as at the date of these financial statements (please also refer to the note no. 1.2).

Preparing financial statements in accordance with IFRS requires applying certain key accounting estimates. The Management Board must also take a number of subjective decisions concerning the application of the Company's accounting policies. The areas which are more complex or require a subjective judgement, as well as areas in which the assumptions and estimates are significant for the financial statements as a whole were described in the notes to the attached financial statements.

As regards the accounting for obtained rights to perpetual usufruct of land, the Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the statement of financial position. Land, and rights to perpetual usufruct of land alike, forms part of the Company's hotel properties (i.e. cash generating units) as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real estate. Certain rights to perpetual usufruct of land were purchased by the Company and initially recognized at purchase price (at market value). The Company received other rights from the state as part of hotel properties and recognized them in accounts at values determined in the course of independent valuations pursuant to IFRS 1. The value of obtained rights to perpetual usufruct of land recognized in the statement of financial position amounted to PLN 354,940 thousand as at June 30, 2010, to PLN 357,362 thousand as at December 31, 2009 and to PLN 363,846 thousand as at June 30, 2009. The value of related deferred income tax liability amounted to PLN 67,439 thousand as at June 30, 2010, to PLN 67,899 thousand as at December 31, 2009 and to PLN 69,131 thousand as at June 30, 2009.

(all amounts are quoted in PLN thousand, unless otherwise stated)

The financial statements have been prepared on the assumption that Orbis S.A. will continue as a going concern in the foreseeable future (see point 4.3 of these statements).

These financial statements were signed by the Management Board on August 23, 2010.

1.2 CHANGES IN ACCOUNTING POLICIES

The basic accounting policies and calculation methods applied in the preparation of these condensed interim financial statements were presented in note 2.3 of additional information to the separate financial statements of Orbis S.A. for the year started on January 1, 2009 and ended on December 31, 2009. These policies have been applied in a continuous manner in all years covered by these financial statements and have not been subject to any significant changes since the last annual financial statements, except those resulting from amendments to the provisions in force.

The following changes to the existing standards published by International Accounting Standards Board came into force in 2010 and were approved by EU:

- Amended IFRS 1 "First-time adoption of IFRS",
- Amended IFRS 3 "Business combinations",
- Amendments to IFRS 1 "First-Time Adoption of IFRS"- additional exemptions for entities adopting IFRS for the first time,
- Amendments to IFRS 2 "Share-based Payment" – Group cash-settled share-based payments,
- Amendments to IAS 27 "Consolidated and Separate Financial Statements",
- Amendments to IAS 39 "Financial instruments: Recognition and Measurement",
- Amendments to various standards and interpretations "Improvements to IFRSs (2009)",
- IFRIC Interpretation 12 "Service Concession Arrangements",
- IFRIC Interpretation 15 "Agreements for the Construction of Real Estate",
- IFRIC Interpretation 16 "Hedges of a Net Investment in a Foreign Operation",
- IFRIC Interpretation 17 "Distributions of Non-cash Assets to Owners",
- IFRIC Interpretation 18 "Transfers of Assets from Customers".

The adoption of the above standards, interpretations and amendments to standards did not bring about any significant changes in the accounting policies of Orbis S.A. nor in the presentation of the financial statements.

The following standards and interpretations have been published and approved by EU but have not come into force as at August 23, 2010:

- Amendments to IAS 24 "Related Party Disclosures", effective for annual periods beginning on or after January 1, 2011.
- Amendments to IAS 32 "Financial Instruments Presentation", effective for annual periods beginning on or after February 1, 2010.
- Amendments to IFRS 1 "First-Time Adoption of IFRS", effective for annual periods beginning on or after July 1, 2010.
- Amendments to IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", effective for annual periods beginning on or after January 1, 2011,
- IFRIC Interpretation 19 "Extinguishing Financial Liabilities with Equity Instruments", effective for annual periods beginning on or after July 1, 2010.

The Management Board is analyzing consequences and impact of the above new standards and interpretations on the financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

The following standards and interpretations have been adopted by IASB but not yet approved by EU as at August 23, 2010:

- IFRS 9 "Financial Instruments", effective for annual periods beginning on or after January 1, 2013.
- Amendments to various standards and interpretations "Improvements to IFRSs (2010)", effective for annual periods beginning on or after January 1, 2011.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sale of foreign currency and payment of receivables – at the foreign currency buy rate applicable by the bank which provides services to the Company;
- purchase of foreign currency and payment of liabilities – at the foreign currency sell rate applicable by the bank which provides services to the Company;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of exchange rates of monetary assets and liabilities as at the end of June 2010 (USD 1 = PLN 3.3946, EUR 1 = PLN 4.1458, average exchange rates table of the NBP of June 30, 2010) are recognized in the income statement.

1.3 CORRECTIONS OF ERRORS OF PRIOR PERIODS

In the current period no errors of prior periods were corrected.

2. CHANGES IN THE COMPANY'S STRUCTURE

In the first half of 2010 Orbis S.A. executed a transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o. (see: current report no. 7/2010).

Moreover, at the same time, Orbis S.A. acquired 520 shares in the company Orbis Transport Sp. z o.o. (see point 2.2. of the Condensed interim consolidated financial statements for the first half of 2010).

In the reporting period Orbis S.A. reported restructuring costs and costs of provision set up for this purpose. Restructuring costs are a result of continuation of the Company's development strategy.

Figures referring to the restructuring costs incurred by the Company are presented in note 8.2 of these statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

3.1 NOTES TO INCOME STATEMENT

NET SALES	1st half of 2010	1st half of 2009
Net sales of services	259 091	271 282
including to related parties	*12 813*	*15 403*
Net sales of products, merchandise and raw materials	116	443
including to related parties	*103*	*393*
Total net sales of services, products, merchandise and raw materials	**259 207**	**271 725**

OTHER OPERATING INCOME	1st half of 2010	1st half of 2009
Gains on disposal of non-financial non-current assets	696	2
Revaluation of non-finacial non-current assets	0	49
Dividends and share of profits *)	30 228	43 675
Interest income on granted loans and receivables	1 067	1 625
Other operating income, of which:	2 228	1 539
indemnities received	159	248
surplus on currency exchange fluctuations and exchange differences	38	274
interest on deposits	268	0
costs refund	631	717
unused provisions	887	0
other	245	300
Other operating income, total	**34 219**	**46 890**

*) Details in note 7 to these financial statements

EXPENSES BY NATURE	1st half of 2010	1st half of 2009
Depreciation and amortization	(59 661)	(62 195)
Raw materials and energy	(48 677)	(47 293)
Outsourced services	(50 525)	(54 904)
Taxes and charges	(13 658)	(13 185)
Employee benefit expense	(80 907)	(87 149)
Other expenses by nature (for)	(8 395)	(9 000)
- business trips	(741)	(713)
- insurance premiums	(635)	(628)
- fee for affiliation with hotel systems	(6 074)	(5 907)
- provision for impairment of receivables	(198)	(1 296)
- other	(747)	(456)
Total expenses by nature	**(261 823)**	**(273 726)**
Distribution & marketing expenses	15 969	16 414
Overheads & administrative expenses	36 800	43 256
Costs of products sold	**(209 054)**	**(214 056)**
Value of merchandise and raw materials sold	(6)	(5)
Cost of services, products, merchandise and raw materials sold	**(209 060)**	**(214 061)**

(all amounts are quoted in PLN thousand, unless otherwise stated)

OTHER OPERATING EXPENSES	1st half of 2010	1st half of 2009
Other operating expenses, of which:	(7 155)	(5 465)
Provisions recognised	(4 549)	(538)
for employment restructuring	(4 549)	(538)
Recognized impairment loss on property, plant and equipment	(81)	(665)
Indemnities, fines and penalties paid	(35)	(240)
Donations	(3)	(96)
Underpayment due to foreign currency fluctuations	(250)	(355)
Current employment restructuring expenses	(1 209)	(2 444)
Exchange differences	(143)	(332)
Costs of assets liquidation	(28)	(151)
Other	(857)	(644)
Other operating expenses, total	**(7 155)**	**(5 465)**

FINANCE INCOME AND EXPENSES	1st half of 2010	1st half of 2009
Finance income, total	**0**	**0**
Finance expenses of interest on borrowings	(9 535)	(15 076)
Other finance expenses	(454)	(74)
Finance expenses, total	**(9 989)**	**(15 150)**

INCOME TAX	1st half of 2010	1st half of 2009
Current income tax	**(1 995)**	**(4 489)**
- current income tax charge	(1 995)	(4 489)
Deferred income tax	**2 686**	**10 305**
- related to the recognized and reversed temporary differences	2 686	10 305
Tax charge in the income statement	**691**	**5 816**

3.2 SEGMENT REPORTING

The operations of the Company Orbis S.A. are covered by one operating segment – hotels with restaurants – provision of hotel and food and beverage services together with ancillary services. The Company operates in a single geographic segment, i.e. Poland, hence the condensed interim financial statements do not include any disclosures concerning operating segments.

3.3 SEASONALITY OR CYCLICALITY OF OPERATIONS

Sales of Orbis S.A. throughout the year are marked by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last, in terms of sales.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. STATEMENT OF FINANCIAL POSITION

4.1 NON-CURRENT ASSETS

PROPERTY, PLANT AND EQUIPMENT	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Tangible assets	1 294 982	1 338 468	1 367 758
Tangible assets under construction	81 258	82 701	79 777
Total	**1 376 240**	**1 421 169**	**1 447 535**

PROPERTY, PLANT AND EQUIPMENT (tangible assets)	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Opening gross carrying amount	**3 197 584**	**3 222 179**	**3 222 179**
Accumulated depreciation and impairment	(1 859 116)	(1 824 888)	(1 824 888)
Opening net book amount	**1 338 468**	**1 397 291**	**1 397 291**
Additions	9 240	66 747	26 901
purchase	7 925	43 335	15 845
transfer from investments	1 307	23 412	11 043
other	8	0	13
Disposals	(893)	(22 764)	(214)
sale	(261)	(6 306)	(49)
liquidation	(86)	(280)	(165)
other	0	(12 481)	0
reclassification to investment property	(546)	(3 697)	0
Increase in impairment	(81)	(10 723)	0
Decrease in impairment	297	16 210	49
Depreciation charge for the period	(52 049)	(108 293)	(56 269)
Closing net book amount	**1 294 982**	**1 338 468**	**1 367 758**
Closing gross book amount	**3 193 802**	**3 197 584**	**3 242 845**
Accumulated depreciation and impairment	(1 898 820)	(1 859 116)	(1 875 087)
Closing net book amount	**1 294 982**	**1 338 468**	**1 367 758**

TANGIBLE ASSETS UNDER CONSTRUCTION	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Gross value of assets under construction	84 473	85 916	82 526
Impairment of assets under construction	(3 215)	(3 215)	(2 749)
Total	**81 258**	**82 701**	**79 777**

(all amounts are quoted in PLN thousand, unless otherwise stated)

INTANGIBLE ASSETS	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Opening gross carrying amount	**14 096**	**13 719**	**13 719**
Accumulated depreciation and impairment	(9 850)	(11 500)	(11 500)
Opening net book value	**4 246**	**2 219**	**2 219**
Additions	909	3 171	1 165
purchase	900	3 171	1 165
other	9	0	0
Disposals	0	(4)	(320)
liquidation	0	(4)	(1)
other	0	0	(319)
Depreciation charge for the period	(937)	(1 140)	(564)
Closing net book value	**4 218**	**4 246**	**2 500**
Closing gross book amount	**14 685**	**14 096**	**14 344**
Accumulated depreciation and impairment	(10 467)	(9 850)	(11 844)
Closing net book amount	**4 218**	**4 246**	**2 500**

INVESTMENT PROPERTY	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Opening gross carrying amount	**374 145**	**406 850**	**406 850**
Accumulated depreciation and impairment	(112 629)	(172 088)	(172 088)
Opening net book amount	**261 516**	**234 762**	**234 762**
Additions	563	43 753	29 495
purchase	10	40 056	168
transfer from tangible assets under construction	0	0	29 327
reclassification from tangible assets	546	3 697	0
other	7	0	0
Disposals	0	(26)	(34)
liquidation	0	0	(8)
other	0	(26)	(26)
Increase in impairment	0	(5 353)	0
Decrease in impairment	0	0	8
Depreciation charge for the period	(6 675)	(11 620)	(5 362)
Closing net book amount	**255 404**	**261 516**	**258 869**
Closing gross book amount	**382 947**	**374 145**	**436 296**
Accumulated depreciation and impairment	(127 543)	(112 629)	(177 427)
Closing net book value	**255 404**	**261 516**	**258 869**

(all amounts are quoted in PLN thousand, unless otherwise stated)

INVESTMENTS IN SUBSIDIARIES

Name of subsidiary	% share in share capital	% share in the no. of voting rights at the GM	country of registration	business operations	method of investment recognition	share value at cost	revaluation adjustments	carrying amount of shares
Hekon Hotele Ekonomiczne S.A.	directly 100,00%	directly 100,00%	Poland	hotel and food&beverage services	cost	441 041	0	441 041
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100,00%	directly 100,00%	Poland	hotel and food&beverage services	cost	2 429	(1 932)	497
Orbis Incoming Sp. z o.o.	directly 100,00%	directly 100,00%	Poland	tourism, transport, hotel and food&beverage services	cost	5	0	5
Orbis Development Sp. z o.o.	directly 100,00%	directly 100,00%	Poland	tourism, transport, hotel and food&beverage services	cost	5	0	5
Orbis Corporate Sp. z o.o.	directly 100,00%	directly 100,00%	Poland	tourism, transport, hotel and food&beverage services	cost	5	0	5
Orbis Transport Sp. z o.o.	directly 99,07%	directly 99,07%	Poland	transport	cost	27 729	159	27 888
Orbis Kontrakty Sp. z o.o.	directly 80,00%	directly 80,00%	Poland	organisation of purchasing	cost	80	0	80
As at June 30, 2010								469 521

INVESTMENTS IN ASSOCIATES

Name of associate	% share in share capital	% share in the no. of voting rights at the GM	country of registration	business operations	method of investment recognition	share value at cost	revaluation adjustments	carrying amount of shares
Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	Poland	games of chance	cost	1 600	(736)	864
As at Jun. 30, 2010								864

(all amounts are quoted in PLN thousand, unless otherwise stated)

INVESTMENTS IN SUBSIDIARES AND ASSOCIATES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Opening balance	**470 226**	**496 119**	**496 119**
Shares	470 226	496 119	496 119
Additions	159	15	0
purchase	159	15	0
Disposals	0	(25 912)	(14 500)
liquidation	0	(4)	0
transfer of shares to *Non-current assets classified as held for sale*	0	(25 908)	0
Decrease in impairment	0	4	0
Increase in impairment	0	(25 908)	(14 500)
Transfer of impairment to *Non-current assets classified as held for sale*	0	25 908	0
Closing balance	**470 385**	**470 226**	**481 619**
Shares	470 385	470 226	481 619

The Company's shares in Orbis Casino Sp. z o.o. are valued using the equity method. Investments in subsidiaries, affiliates and associates are not directly exposed to the risk of change in interest rate and to the price risk.

Increase in investments in 2010 is the result of taking up of shares in a subsidiary company Orbis Transport Sp. z o.o. by Orbis S.A.

Increase in investments in 2009 is the result of taking up of shares in three companies, namely Orbis Incoming Sp. z o.o,, Orbis Development Sp. z o.o. and Orbis Corporate Sp. z o.o. by Orbis S.A. On the other hand, decrease in investments in 2009 and decline in impairment loss concern liquidation of a company in which Orbis S.A. held a minority interest.

The impairment loss of PLN 25 908 thousand recognized in 2009 relates to shares in the subsidiary company PBP Orbis Sp. z o.o. At the end of 2009, these shares along with the impairment loss are posted under Non-current assets classified as held for sale and their carrying amount equals zero. In 2010 the Orbis S.A. executed a transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o.

OTHER FINANCIAL ASSETS	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Loans granted	7 859	0	0
Long-term prepayments	359	0	0
Total other financial assets	**8 218**	**0**	**0**

The item loans granted refers to two loan agreements concluded between the company Orbis S.A. and PBP Orbis Sp. z o.o., totalling PLN 7.6 m. The deadline for repayment of both loans is on December 31, 2012. The value of loans granted reported in the statements includes interest calculated until June 30, 2010.

The item long-term prepayments refers to insurance of four Etap hotels and one initiated investment project.

OTHER LONG-TERM INVESTMENTS	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Works of art	552	552	552
Total other long-term investments	**552**	**552**	**552**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 CURRENT ASSETS

INVENTORIES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Raw materials	3 385	3 451	3 199
Merchandise	78	86	58
Total inventories	**3 463**	**3 537**	**3 257**

TRADE RECEIVABLES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Trade receivables	34 186	24 194	36 082
of which: from related parties	*9 146*	*9 798*	*10 091*
Provisions for impairment of receivables	(813)	(1 022)	(1 387)
Prepayments	389	121	427
Trade receivables, net	**33 762**	**23 293**	**35 122**

OTHER SHORT-TERM RECEIVABLES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Short-term receivables	**37 849**	**49 553**	**84 881**
Loans to related parties	30 227	38 500	38 503
Public law receivables, excl. corporate income tax	15	3 952	1 004
Receivables from sale of real property	0	5 710	0
Dividends	6 725	0	37 275
Prepaid PP&E, intangible assets and inventories	517	493	7 092
Adjudicated receivables	686	742	840
Receivables claimed in court	1 528	1 276	1 281
Settlements with employees	205	277	488
Other receivables	159	621	519
Provisions for impairment of receivables	(2 213)	(2 018)	(2 121)
Short-term prepayments and advances	**9 645**	**1 621**	**11 414**
Prepayments, of which:	9 645	1 621	11 414
wages, salaries and related benefits	1 792	4	1 716
taxes and charges	5 411	1	6 129
insurance premiums	654	460	708
prepayments	7	507	765
other	1 781	649	2 096
Other short-term receivables, net	**47 494**	**51 174**	**96 295**

CASH AND CASH EQUIVALENTS	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Cash at bank and in hand	52 885	408	369
Short-term bank deposits	10 080	19 897	74 246
Other cash and cash equivalents	264	582	924
Total cash and cash equivalents	**63 229**	**20 887**	**75 539**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 CURRENT AND NON-CURRENT LIABILITIES

BORROWINGS	outstanding loan amount as at balance sheet date June 30, 2010		current liabilities	non-current liabilities
Creditor	PLN	EUR		falling due between 1 and 3 years
Agreement for Term Facilities with Bank Handlowy of Warsaw S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A and Calyon (Arrangers)	281 342	0	93 683	187 659
Loans from Hekon - Hotele Ekonomiczne S.A.	110 412	0	110 412	0
TOTAL:	**391 754**	**0**	**204 095**	**187 659**

BORROWINGS	as at June 30, 2010	as at Dec. 31 2009	as at June 30, 2009
Opening balance	**393 243**	**524 624**	**524 624**
Bank loans	**282 755**	**381 105**	**381 105**
Loans	**110 488**	**143 519**	**143 519**
Additions	9 535	25 957	15 165
third-party loans taken out	0	0	0
interest accrued on third-party loans	7 310	19 433	11 380
intra-group interest accrued	2 225	6 349	3 696
other	0	175	89
Disposals	(11 024)	(157 338)	(18 421)
repayment of principal of third-party loans	0	(94 191)	0
repayment of intra-group principal	0	(32 000)	0
repayment of interest on third-party loans	(7 303)	(23 767)	(14 008)
repayment of intra-group interest	(2 301)	(7 380)	(4 413)
other	(1 420)	0	0
Closing value	**391 754**	**393 243**	**521 368**
Bank loans	**281 342**	**282 755**	**378 566**
Loans	**110 412**	**110 488**	**142 802**
including intra-group loans:	110 412	110 488	142 802

OTHER NON-CURRENT LIABILITIES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Deposits received	359	0	0
Other non-current liabilities, total	**359**	**0**	**0**

(all amounts are quoted in PLN thousand, unless otherwise stated)

TRADE PAYABLES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Trade payables	22 140	43 803	24 071
of which to related parties	*7 706*	*5 530*	*8 126*
Prepaid supplies	384	33	175
Total trade payables	**22 524**	**43 836**	**24 246**

OTHER CURRENT LIABILITIES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Current liabilities	**9 365**	**8 094**	**13 287**
Public law liabilities, excl. corporate income tax	6 398	5 567	7 624
Settlements with employees	299	424	1 195
Deposits received	626	1 627	1 998
Other liabilities	2 042	476	2 470
Accrued expenses and deferred income	**29 277**	**22 841**	**33 148**
Accrued expenses	19 092	13 950	20 423
obligations towards employees	6 446	6 025	7 026
franchise fees	628	497	1 141
public law liabilities	2 134	2 935	1 698
costs of non-invoiced supplies	9 828	4 475	10 487
other	56	18	71
Deferred income	10 185	8 891	12 725
advances and downpayments	10 185	8 891	12 725
Other current liabilities, total	**38 642**	**30 935**	**46 435**

As at June 30, 2010, Orbis S.A. had uninvoiced investment liabilities under agreements for modernization of Orbis hotels for PLN 910,6 thousand, while uninvoiced investment liabilities of the Company as at June 30, 2010, relating to securing construction works in Etap hotels, amounted to PLN 164 thousand.

As at June 30, 2010 the Company reports net current liabilities in the amount of PLN 129,685 thousand. The Management Board of Orbis S.A. is of the opinion that as at the date of these financial statements, there exist no circumstances which would indicate a threat to the continuation of the Company's operations. Financial liquidity is secured by the fact that PLN 110,412 thousand out of current liabilities are loans to related parties controlled by the Company. The Company also has PLN 45,000 thousand of unused credit lines available.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. STATEMENT OF CASH FLOWS

Explanations to adjustments of result in cash flows from operating activities

Change in inventories and change in provisions, as presented in the statement of cash flows, are equal to the balance sheet change in their balance.

	1st half of 2010	1st half of 2009
Balance sheet change in receivables	**(6 789)**	**5 900**
dividend due and unpaid	6 725	37 275
change in the balance of long-term receivables and prepayments	(359)	0
change in the balance of loans	(8 273)	0
conversion of trade receivables into loan	(1 444)	0
change in prepaid assets under construction	24	(9 930)
change in the balance of receivables from sale of non-current assets	(5 710)	0
other	0	(158)
Change in the statement of cash flows	**(15 826)**	**33 087**
Balance sheet change in liabilities except borrowings	**(13 605)**	**(15 961)**
change in investment liabilities	14 227	18 861
change in long-term deposit liabilities	359	0
Change in the statement of cash flows	**981**	**2 900**
Other adjustments		
revaluation of non-current assets and intangible assets	81	15 116
commission on bank borrowings - settlement	455	89
other	73	13
Change in the statement of cash flows	**609**	**15 218**

6. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

The sale of a subsidiary company PBP Orbis Sp. z o.o. must be included in non-recurring and one-off events which took place during the 6 months ended on June 30, 2010. In addition, during the first half of 2010, the Company incurred costs of employment restructuring amounting to PLN 5 758 thousand.

7. DIVIDENDS RECEIVED, PAID AND APPROVED

By virtue of resolution of the General Meeting of Shareholders dated June 15, 2010 net profit generated by **Orbis S.A.** in 2009 was retained in the Company as retained earnings.

Dividends received in the first half of 2010:

Hekon - Hotele Ekonomiczne S.A. - dividend of PLN 22,725 thousand due to Orbis S.A. under resolution No. IV of the Ordinary General Meeting of Shareholders dated June 28, 2010. The account of Orbis S.A. was credited with the first installment of PLN 16,000 thousand on June 30, 2010. The second installment of PLN 6,725 thousand will be transferred to a bank account of Orbis S.A. in September 2010.

Orbis Kontrakty Sp. z o.o. - dividend of PLN 7,503 thousand due to Orbis S.A. under resolution No. IV of the Ordinary General Meeting of Shareholders dated June 8, 2010. The account of Orbis S.A. was credited with the total receivable in June 2010.

(all amounts are quoted in PLN thousand, unless otherwise stated)

8. CHANGES IN ESTIMATES OF AMOUNTS

8.1 IMPAIRMENT OF ASSETS

IMPAIRMENT OF TANGIBLE ASSETS AND ASSETS UNDER CONSTRUCTION	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Opening balance	**(353 543)**	**(378 990)**	**(378 990)**
recognition of impairment of tangible assets	(81)	(10 723)	0
recognition of impairment of assets under construction	0	(1 131)	(665)
reversal of impairment of tangible assets	0	16 210	49
impairment of tangible assets not subject to reversal - accumulatively as of December 31, 2009	161 386	0	0
impairment of tangible assets not subject to reversal - for the 1st half-year of 2010	6 928	0	0
utilization of impairment	297	21 091	2 762
Closing balance	**(185 013)**	**(353 543)**	**(376 844)**

IMPAIRMENT OF INVESTMENT PROPERTY	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Opening balance	**(5 353)**	**(39 744)**	**(39 744)**
recognition of impairment	0	(5 353)	0
impairment not subject to reversal - for the 1st half-year of 2010	206	0	0
utilization of impairment	0	39 744	8
Closing balance	**(5 147)**	**(5 353)**	**(39 736)**

In 2010 the Company changed the method of recognising and presenting impairment of property, plant and equipment and investment property. As of January 1, 2010, the value of impairment recognised in the previous periods, which cannot be reversed (due to IAS 36, according to which net book value of property, plant and equipment and investment property arising from the reversal of an impairment should not exceed the amount that would have been determined if no impairment had been recognized) is recognized as accumulated depreciation. As a result, the balance of impairment as at the end of the period equals the amount reversible in the event of expiry of circumstances causing thereof.
The change introduced has no impact on the Company's net result and on the reported net values of property, plant and equipment or investment property.

IMPAIRMENT OF INVESTMENT IN SUBSIDIARIES AND ASSOCIATES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Opening balance	**29 889**	**3 985**	**3 985**
recognition of impairment	0	25 908	14 500
utilization of impairment	(25 908)	(4)	(4)
reversal of impairment	0	0	0
Closing balance	**3 981**	**29 889**	**18 481**

IMPAIRMENT OF INVENTORIES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Opening balance:	**(147)**	**(198)**	**(198)**
recognition of impairment	0	(2)	0
utilization of impairment	0	0	0
reversal of impairment	44	53	20
Closing balance	**(103)**	**(147)**	**(178)**

(all amounts are quoted in PLN thousand, unless otherwise stated)

IMPAIRMENT OF RECEIVABLES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Opening balance	**(3 040)**	**(2 217)**	**(2 217)**
recognition of impairment	(394)	(1 418)	(1 296)
utilization of impairment	212	333	5
reversal of impairment	196	262	0
Closing balance	**(3 026)**	**(3 040)**	**(3 513)**

8.2 PROVISIONS FOR LIABILITIES

PROVISION FOR RETIREMENT BENEFITS AND ALIKE	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2010	**19 529**	**5 525**	**25 054**
Provision recognised during the period	1 324	363	1 687
Provision used during the period	(1 324)	(363)	(1 687)
Provision reversed during the period	(16)	(4)	(20)
As at Jun. 30, 2010	**19 513**	**5 521**	**25 034**
Short-term, 1st half of 2010	3 560	980	4 540
Long-term, 1st half of 2010	15 953	4 541	20 494
Total provisions as at Jun. 30, 2010	**19 513**	**5 521**	**25 034**

PROVISION FOR RETIREMENT BENEFITS AND ALIKE	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2009	**30 882**	**9 443**	**40 325**
Provision recognised during the period	2 810	1 474	4 284
Provision used during the period	(3 924)	(743)	(4 667)
Provision reversed during the period	(10 239)	(4 649)	(14 888)
As at Dec. 31, 2009	**19 529**	**5 525**	**25 054**
Short-term 2009	3 562	982	4 544
Long-term 2009	15 967	4 543	20 510
Total provisions as at Dec. 31, 2009	**19 529**	**5 525**	**25 054**

PROVISION FOR RETIREMENT BENEFITS AND ALIKE	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2009	**30 882**	**9 443**	**40 325**
Provision recognised during the period	2 128	637	2 765
Provision used during the period	(2 131)	(664)	(2 795)
As at Jun. 30, 2009	**30 879**	**9 416**	**40 295**
Short-term, 1st half of 2009	5 039	1 377	6 416
Long-term, 1st half of 2009	25 840	8 039	33 879
Total provisions as at Jun. 30, 2009	**30 879**	**9 416**	**40 295**

(all amounts are quoted in PLN thousand, unless otherwise stated)

PROVISIONS FOR LIABILITIES	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan.1, 2010	**770**	**778**	**51**	**1 599**
Provision recognised during the period	0	4 549	0	4 549
Provision used during the period	(25)	(234)	0	(259)
As at Jun. 30, 2010	**745**	**5 093**	**51**	**5 889**
Short-term, 1st half of 2010	745	5 093	51	5 889
Long-term, 1st half of 2010	0	0	0	0
Total provisions as at Jun. 30, 2010	**745**	**5 093**	**51**	**5 889**

PROVISIONS FOR LIABILITIES	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan. 1, 2009	**770**	**0**	**684**	**1 454**
Provision recognised during the period	0	778	51	829
Provision used during the period	0	0	(684)	(684)
As at Dec. 31, 2009	**770**	**778**	**51**	**1 599**
Short-term, 2009	770	778	51	1 599
Long-term, 2009	0	0	0	0
Total provisions as at Dec. 31, 2009	**770**	**778**	**51**	**1 599**

PROVISIONS FOR LIABILITIES	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan.1, 2009	**770**	**0**	**684**	**1 454**
Provision recognised during the period	0	538	0	538
Provision used during the period	0	0	(684)	(684)
As at Jun. 30, 2009	**770**	**538**	**0**	**1 308**
Short-term, 1st half of 2009	770	538	0	1 308
Long-term, 1st half of 2009	0	0	0	0
Total provisions as at Jun. 30, 2009	**770**	**538**	**0**	**1 308**

In the first half of 2010 a restructuring provision was created amounting to PLN 4,549 thousand. Also, over 6 months of 2010, expenses on restructuring totalled PLN 1,209 thousand. Restructuring costs are a result of continuation of the Company's development strategy.

8.3 DEFERRED TAX ASSETS AND LIABILITY

DEFERRED TAX *)	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Deferred tax assets	(12 564)	(15 377)	(19 306)
Defererd tax liability	52 720	58 219	60 060
Total	**40 156**	**42 842**	**40 754**

*) Deferred tax liability and assets are presented after set-off.

Major changes in deferred tax result from differences between tax base and book amount of non-financial non-current assets.

(all amounts are quoted in PLN thousand, unless otherwise stated)

9. CONTINGENT ASSETS AND LIABILITIES, INCLUDING SURETIES FOR BORROWINGS OR GUARANTEES ISSUED

CONTINGENT LIABILITIES

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 6 months ended June 30, 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/005 dated Jan. 30, 2009, as amended by Annex no. 1 dated March 3, 2009 and Annex no. 2 dated December 26, 2009	Societe Generale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2011	30 000	0	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Feb. 28, 2011
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022WS07120700 dated Jan. 31, 2008, as recently amended by Annex no. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	0	(50 000)	
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022WS07120700 dated Jan. 31, 2008, as recently amended by Annex no. 5 dated Feb. 25, 2010.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Feb. 25, 2012	50 000	50 000	Validity date corresponds to the guarantee validity date; Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Feb. 25, 2012.
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008.	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o.	Dec. 31, 2009	0	(8 160)	
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 182526 entered into on March 16, 2010.	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o.	Dec. 31, 2010	6 036	6 036	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 365 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28. 2009, as amended by Annex no. 1 dated August 28, 2009 and Annex no. 2 dated December 29, 2009.	Societe Generale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o.	March 23, 2010	0	(18 000)	
		Total		**89 036**	**(20 124)**	
	incl. Surety for borrowings or borrowings within the group of companies			**80 000**	**0**	

(all amounts are quoted in PLN thousand, unless otherwise stated)

10. RELATED PARTY TRANSACTIONS

Within the meaning of IAS 24, parties related to the Company include members of the managing and supervising staff and close members of their families, subsidiaries and associates described in note 4.1 as well as Accor S.A. (significant shareholder) and its related parties.

In the period covered by the financial statements of Orbis S.A., the following major related party transactions were executed:

Accor Polska Sp. z o.o. and other companies of the Accor Group

	revenues	expenses	receivables	payables	major items
2010	580	6 931	408	4 772	license fee, management, access to the reservation system, guarantee fee, use of IT applications
2009	795	5 449	305	3 740	license fee, management, access to the reservation system, guarantee fee, use of IT applications

Hekon - Hotele Ekonomiczne S.A. and Orbis Transport Sp. z o.o.

	revenues - lease and services	expenses - lease and services	revenues - interest on loans	expenses - interest on loans	major items
2010	9 006	2 666	839	2 225	lease of hotel properties, mutual provision of services, interest on granted and received loans
2009	6 704	2 630	1 097	3 696	lease of hotel properties, mutual provision of services, interest on granted and received loans

(all amounts are quoted in PLN thousand, unless otherwise stated)

REVENUES	1st half of 2010	1st half of 2009
Net sales of services	**12 813**	**15 403**
- to the companies of the Accor Group	617	799
- to subsidiaries	10 441	12 759
- to associates	1 755	1 845
Net sales of other products, merchandise and raw materials	**103**	**393**
- to subsidiaries	103	393
Total sales	**12 916**	**15 796**
Other revenues	**839**	**1 097**
- from subsidiaries	839	1 097
Total revenues	**13 755**	**16 893**

EXPENSES	1st half of 2010	1st half of 2009
Purchases of services	**13 133**	**14 511**
- from the companies of the Accor Group	8 532	10 122
- from subsidiaries	4 601	4 389
- from associates	0	0
Total cost of purchase of services	**13 133**	**14 511**

RECEIVABLES AND PAYABLES	as at June 30, 2010	as at Dec. 31, 2009	as at June 30, 2009
Trade receivables	**9 146**	**9 798**	**10 091**
- from the companies of the Accor Group	479	644	319
- from subsidiaries	8 654	9 126	9 756
- from associates	13	28	16
Other receivables	**36 952**	**38 500**	**75 778**
- from subsidiaries	36 952	38 500	75 778
Receivables from the tax group	**1 358**	**0**	**0**
- from subsidiaries	1 358	0	0
Total receivables	**47 456**	**48 298**	**85 869**
Trade payables	**7 706**	**5 530**	**8 126**
- to the companies of the Accor Group	5 848	3 801	6 778
- to subsidiaries	1 858	1 729	1 348
Other liabilities	**110 412**	**110 488**	**142 802**
- to subsidiaries	110 412	110 488	142 802
Payables to the tax group	**0**	**0**	**0**
- to subsidiaries	0	0	0
Total liabilities	**118 118**	**116 018**	**150 928**

Based on the agreement executed on September 3, 2009, Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. form a Tax Capital Group. The agreement will be binding for a term of three tax years, i.e. from January 1, 2010, till December 31, 2012.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between Orbis S.A. and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

11. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

12. EVENTS AFTER THE REPORTING PERIOD

No major events occurred at Orbis S.A. after the reporting period.

13. LITIGATION SETTLEMENTS

No major litigation settlements occurred in the first half of 2010.

Litigation pending before courts, arbitration or public administration bodies

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	Unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.;; 2) Applicant (presently participants): Andrzej Jacek Blikle and Helena Maria Helmersen – Andrzejewski (currently legal successor Jan Warum dit Andrzejewski).	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be reconsidered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision of the Head of Warszawskie Voivodship dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021". At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów. Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. The Minister of Infrastructure, by a decision dated December 24, 2008, declared invalidity of the above mentioned decision dated September 23, 1991.In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered. On July 14, 2009, the Minister of Infrastructure issued a decision upholding the above decision dated December 24, 2008. On August 25, 2009 Orbis S.A. appealed against the decision dated July 14, 2009 with the Voivodship Administrative Court, applying for enforcement of the appealed-against decisions to be suspended. In response to the appeal dated September 7, 2009, the Minister of Infrastructure motioned that the appeal be dismissed. In the decision dated October 14, 2009 the Voivodship Administrative Court refused to suspend enforcement of the appealed-against decision. By virtue of the appeal dated October 30, 2009 Orbis S.A. motioned that the above decision of the Voivodship Administrative Court be changed by way of suspending enforcement of the appealed-against decision or, possibly, that the decision of the Voivodship Administrative Court be revoked and the case passed to be reconsidered by the Court. By virtue of decision dated December 16, 2009, the Supreme Administrative Court dismissed the appeal of Orbis S.A. A hearing set for March 23. 2010 was cancelled by the Court. On March 9. 2010 Orbis S.A. filed an appellant's pleading with the Voivodship Administrative Court extending the motions and arguments of the appeal. On March 16. 2010. the attorney-in-fact for the parties to proceedings addressed a letter of the parties to the Voivodship Administrative Court. submitting their position

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				on this matter. In its ruling dated June 1, 2010, passed after examining the case according to the simplified procedure, the Voivodship Administrative Court ruled the appealed decision dated July 14, 2009, invalid. On July 9, 2010, Orbis S.A. filed a last-resort (cassation) appeal with the Supreme Administrative Court against the said ruling of the Voivodship Administrative Court June 1, 2010, challenging the entire ruling of the Voivodship Administrative Court and claiming invalidity of the proceedings before the Court of 1st instance.
2. Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26, Nowogrodzka str., Mortgage Register no. 1599 G.	Unknown	Application dated September 14, 1948 for granting the right of temporary ownership	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A.	On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. The Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. By virtue of decision dated October 23, 2008 the Head of Mazowieckie Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated July 2, 2009, the Voivodship Administrative Court decided to resume court proceedings initiated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land and suspended by a decision dated March 4, 2009. The hearing was held on November 20, 2009 and the Voivodship Administrative Court dismissed the appeal in its judgment rendered on the same day. In December 2009 the Voivodship Administrative Court served substantiation to the decision on Orbis S.A. Heirs of former owners filed a last-resort (cassation) appeal with the Supreme Administrative Court; a copy of the appeal was served on Orbis S.A. on March 18, 2010. The Company filed a response to the appeal.
3. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1,541,346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S.Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor	The case pending before the Regional Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis. S.A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with the Opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21–day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and decided to hear the expert within the frame of legal assistance. On May 21, 2009, the expert, eng. Mucha, was heard by the Court in Kraków acting on the order of the Court in Bydgoszcz. During the hearing held on December 2, 2009 the Court established, based on files of the case pending before the Court in Kraków (that ended with a final and binding judgment in April 2009) that had been delivered for evidential purposes, that the claim of Orbis S.A. against the Marczaks and others was accepted and satisfied by the Court in Kraków by way of deducting the due amount from compensation sought by them, i.e. the parties' accounts were settled. Under such circumstances, the Court in Bydgoszcz assumed that the dispute between the parties was terminated, especially that neither party filed an appeal in the case pending in Kraków. However, in

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				order to consider all procedural aspects of closed litigation, the Court deferred announcement of its decision until December 16, 2009. By virtue of decision dated December 18, 2009, the Court discontinued proceedings pursuant to Article 355.1 of the Code of Civil Proceedings and deemed any further proceedings "unnecessary", in view of the settlement made between the parties. On January 25, 2010 the Regional Court in Bydgoszcz served on Orbis S.A. a copy of a decision on discontinuation of court proceedings together with its substantiation. In this decision, the Court charged Orbis S.A. with the costs of proceedings totalling PLN 14,434. On January 31, 2010, Orbis S.A., deeming this decision unjust and the amount inflated, filed an appeal against the decision with reference to the part concerning the costs. By June 30, 2010 the Court of Appeals in Gdańsk, which is competent for the examination of the appeal did not issue a decision. This case is defended by Attorney Janusz Nowiński acting on behalf of Orbis S.A.
4. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St.Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5,000,000, as the value of real property or, alternatively, at PLN 377,433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A. applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. "Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal Orbis S.A. attorney motioned for its dismissal. On September 4, 2008, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property "Kolonia Adamówka Wilanowska dz. 15" are currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On March 6, 2009 the Branch was served with a letter of the Head of Mazowieckie Voivodship dated February 27, 2009 explaining, among others, that documents collected to date are missing certain particulars, i.e. the boundaries of the former landed real property "Kolonia Adamówka Wilanowska Dz. 15" that were not identified in the pending proceedings (the plot of land concerned forms part of this real property), and therefore the Office ordered a geodetic survey to determine the exact area of the real property. By a letter dated April 27, 2009, the Mazowieckie Voivodship Office set the date of issue of the decision concerning property restitution claim by heirs of the former owner of the real property to be 1 month from the date of assembling the evidence, i.e. submission of the requested documents from archives and the preparation of a geodetic survey to determine the exact area of the former land property, from which the disputable plot of land on which the Wilanów restaurant is located was separated. In a letter delivered on November 12, 2009, the Office informed that evidence had been collected and that the parties may get familiar with it and submit explanations, applications and evidence. Another party to the proceedings applied for hearing further evidence concerning the surface area of the real property "Kolonia Adamówka Wilanowska dz. 15". This application was approved, the date of hearing a witness (a person who prepared the geodetic study concerning the surface area of the plot as at the date of entry into force of the Decree on the Agrarian Reform. The following parties participated in the administrative hearings held on December 18, 2009 and January 5, 2010: attorneys of applicants i.e. of heirs of former owner of the real property, of participants to the proceedings i.e. Orbis S.A. and Museum Palace in Wilanów, representatives of the Office and experts – authors of the technical opinion ordered by the Office at the cost of a participant to the proceedings, Museum Palace in Wilanów. A protocol was made from the hearings of experts held on December 18, 2009 and January 5, 2010 and delivered to participants to the proceedings; the protocol includes detailed

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				explanations of experts concerning the findings forming part of the opinion as to the boundaries of former real property marked as "Kolonia Adamówka Wilanowska dz. 15" (the plot of land concerned forms part of the real property where the restaurant "Wilanów" is situated). Experts explained that since maps and data concerning the area of the former real property were missing in land and mortgage registry, the opinion was based on examination of documents available at the State Geodetic and Cartographic Resource which formed the grounds for creating land and property register on this territory. At a hearing on January 5, 2010 the applicants' attorney filed a declaration in writing, informing that the party he represents would not seek compensation from Orbis S.A. for the use of the real property in question. The declaration forms an appendix to the records of the hearing; however, the declaration was not supported by a relevant power granted by the heirs of Adam Branicki authorising the attorney to renounce claims on their behalf. By a decision dated February 4, 2010 the body conducting the proceedings rejected the request of Museum Palace in Wilanów to suspend the administrative proceedings with reference to the proceedings currently pending before the Constitutional Tribunal regarding a question of law referred by the Voivodship Administrative Court in Warsaw, whether adjudicating on the grounds of the administrative procedure by virtue of paragraph 5 of the Order of the Minister of Agriculture dated March 1, 1945 on the enforcement of the Decree on the Agrarian Reform (the current proceedings before the Head of Mazowieckie Voivodship being held based on this provision) is in compliance with Article 92.1 of the Constitution of the Republic of Poland. On February 15, 2010, the attorney of the Museum Palace in Wilanów filed an appeal against this decision with the Minister of Agriculture and Rural Development; the appeal has yet to be examined. It should be mentioned that by virtue of a decision dated April 1, 2010, the Constitutional Tribunal answered the question of law referred to it by discontinuing proceedings, stating that the provisions of the Order on the enforcement of the Decree on the Agrarian Reform dated March 1, 1945 (including paragraph 5 thereof) had become invalid the moment the actions connected with the agrarian reform had been completed in the 1950s. In the Constitutional Tribunal's opinion claims for restitution of real property confiscated groundlessly by virtue of the decree should be examined in court proceedings. The Tribunal's decision is not binding; its substantiation is solely an interpretation of the provisions made by the Tribunal; however, the Office of the Head of Mazowieckie Voivodship will be obliged to refer to it when examining the application of the Branickis for restitution of real property. It is highly probable, that as a result of the ruling of the Constitutional Tribunal the administrative proceedings will be discontinued. On behalf of Orbis S.A., this case is defended by attorney Zofia Marcinkowska.
5. Proceedings for restitution of expropriated real property comprising I cat. plots nos. 178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)	Unknown	Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyńki, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The Applicants applied for restitution of expropriated real property. By virtue of a decision dated March 25, 2009, the President of the City of Kraków once again suspended the proceedings for restitution of a part (presently) of plots nos. 329/2, 330/3 and 330/7. The proceedings were suspended on an application dated November 17, 2008, filed by the Applicants, and will remain suspended until the application of Mrs. E.Lenda dated November 3, 2008 for termination of the perpetual usufruct agreement (expiry of perpetual usufruct) on the plots concerned is considered. The Real Property Department of the State Treasury, having carried out explanatory procedure with respect to the application for expiry of perpetual usufruct, found no grounds for it. However, the case remains suspended because it was suspended on application of a party. The case is defended by attorney Ryszard Błachut.
6. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located in Warsaw, at 29 Nowogrodzka str. (presently 27	Unknown	Notification from the Ministry of Infrastructure dated February 17, 2009 served on Orbis S.A. on February 26,	Applicants: Ludmiła Paderewska and Stanisław Włodek Opposite party: Minister of Infrastructure	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. Currently the Office is collecting evidence. In a letter dated June 6, 2009, Orbis S.A. submitted its position regarding this case to the Office. In a letter dated August 26, 2009 the Minister of Infrastructure informed that entire evidence had been collected in the case on hand and that the date of

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Nowogrodzka str.), mortgage no. 1618L, with respect to the plot of land no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.		2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Participant: Orbis S.A.	considering the case had been postponed until January 15, 2010. On May 21, 2010, the Minister of Infrastructure issued a decision declaring invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located in Warsaw, at 29, Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 1618L, with respect to the plot of land no. 31, section 5-05-02.
7. An application for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified.	PLN 417,354.33	Application to the Self-Government Appellate Board dated Nov. 27, 2009.	Applicant: Orbis S.A. Participant: President of the City of Kraków	Application of Orbis S.A. to the Self-Government Appellate Board in Kraków for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified. A hearing set for March 21, 2010 was adjourned by the Court until June 11, 2010. The Self-Government Appellate Board, by virtue of a decision dated June 16, 2010, dismissed the application of Orbis S.A. . On July 8, 2010 Orbis S.A. filed an appeal against the decision of the Self-Government Appellate Board with a court of common law.

Interim Report
on the Operations of the Orbis Group
as at June 30, 2010

Orbis

August 23, 2010

TABLE OF CONTENTS

(all amounts in PLN thousands, unless otherwise stated)

1. DESCRIPTION OF THE COMPANY ORBIS S.A.

1.1 Orbis S.A. Business

The joint-stock company **Orbis Spółka Akcyjna** with its seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/90).
On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on entering ORBIS Spółka Akcyjna in the Commercial Register (RHB 25134).
On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register entered Orbis Spółka Akcyjna in the Register of Businesses.
Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Commercial Division of the National Court Register (KRS) and changes referred to above were registered by the District Court in Warsaw on December 13, 2007.
The Company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on November 20, 2007 (Notary's Deed Rep. A No. 5164/2007).

The scope of the Company's business includes:

- activities of travel agencies, offices and tour operators, as well as other booking assistance activities and related services,
- activities related to organization of fairs, exhibitions and congresses,
- hotels and other lodging units,
- food&beverage services,
- other services related to booking, not elsewhere classified,
- other land passenger transport, not elsewhere classified,
- maintenance and repair of motor vehicles, except for motorcycles,
- other financial services, not elsewhere classified, except for insurance and pension funds,
- advertising agencies activities,
- other publishing activities,
- non-specialized wholesale activities,
- retail sale in non-specialized stores with food, beverages or tobacco predominating,
- other non-school education, not elsewhere classified,
- other monetary intermediation,
- gambling and betting activities,
- other personal insurance and general insurance,
- activities of other transport agencies,
- lease and management of own or leased real estate,
- management of real estate on mandate basis.

As at June 30, 2010, the structure of Orbis S.A. comprised 38 hotels operated by the Company, located in 24 large cities and resorts in Poland, with an aggregate operating capacity of 7 986 rooms. Hotels belonging to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure as well as under Orbis Hotels and Holiday Inn brands.

Moreover, Orbis S.A. manages two hotels under a management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław, and owns eight hotel buildings operating under the Etap brand and one hotel of the Mercure brand, operated by Orbis's subsidiary, Hekon–Hotele Ekonomiczne S.A.

The Company's hotels offer comprehensive food&beverage services, have professionally equipped conference rooms and Business Centers, feature recreational facilities and spa. This potential ranks the Orbis hotel network first, both in Poland as well as in the Central and Eastern Europe.

(all amounts in PLN thousands, unless otherwise stated)

The Companies Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon as well as Orbis Kontrakty Sp. z o.o. jointly form the Orbis Hotel Group (operator of 59 hotels altogether and manager of 3 properties). Apart from the brands mentioned above, the Group also includes the Ibis and Etap brands.

Chart 1: Hotel room structure per brand


Orbis Hotel Group
3%
1%
20%
23%
8%
29%
12%
4%
MERCURE NOVOTEL SOFITEL IBIS ETAP ORBIS HOTELS HOLIDAY INN Vilnius

Orbis S.A. Share Price

During the period from January 1, 2010, till June 30, 2010, the Orbis S.A. share prices fluctuated between PLN 30.69 – PLN 45.00. The spread between the highest and the lowest price equaled PLN 14.31, that is 46.6% of the lowest quotation.

A downwards trend in the Orbis share price prevailed at the beginning of the period concerned. Subsequently, the share price was on the rise from February and reached the local high during the first semi-annual period on April 16, 2010. Then, the share price declined, interrupted by upwards corrections. On the last day of the analyzed period the Orbis share price was PLN 35.53. The average daily trading volume in Orbis securities equaled 16 250 shares in the period January 2010 – June 2010.

Chart 2. Orbis S.A. and WIG-20 index quotations during the period January 1, 2010 – June 30, 2010.

PLN **points**


Orbis S.A.
WIG-20
pln
pkt
56,0
54,0
52,0
50,0
48,0
46,0
44,0
42,0
40,0
38,0
36,0
34,0
32,0
30,0
28,0
2 700
2 600
2 500
2 400
2 300
2 200
2 100
2 000
1 900

(all amounts in PLN thousands, unless otherwise stated)

1.2 Shareholders of Orbis S.A.

The list of Orbis S.A. shareholders determined as at June 30, 2010, on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 1. The Company's shareholders at June 30, 2010.

Shareholder	Number of shares / number of voting rights at the GM	Share in the share capital / number of voting rights at the GM
Accor S.A. (including a subsidiary of Accor S.A. – Accor Polska Sp. z o.o. – 4.99%)	23 043 108	50.01%
BZ WBK AIB Asset Management S.A. – customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	11 599 630	25.17%
Aviva Otwarty Fundusz Emerytalny Aviva BZ WBK	4 559 508	9.90%

1.3 Governing Bodies of Orbis S.A.: the Management Board and the Supervisory Board

During the period from January 1, 2010 till June 30, 2010, the Company's governing bodies, i.e. the Management Board and the Supervisory Board were composed of the following persons:

Table 2. The Company's governing bodies

Governing body	Function	Name
Management Board	President	Laurent Francois Picheral (from June 30, 2010)
	President	Jean-Philippe Savoye (till June 30, 2010)
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Marcin Szewczykowski
Supervisory Board	Chairman	Claude Moscheni
		Jacek Kseń
		Erez Boniel
		Christian Karaoglanian
		Artur Gabor
		Yann Caillère
		Marc Vieilledent
		Jarosław Szymański
		Andrzej Procajło
		Andrzej Przytuła (from June 15, 2010)
		Elżbieta Czakiert (till June 15, 2010)

(all amounts in PLN thousands, unless otherwise stated)

Change of Management Board members:

- On June 30, 2010, Mr. Jean-Philippe Savoye, President of Orbis S.A., resigned from his position in the Management Board of Orbis S.A. during a meeting of the Supervisory Board (please refer to the current report no. 19/2010).
- On June 30, 2010, Orbis S.A. Supervisory Board appointed Mr. Laurent Francois Picheral the President of Orbis S.A. Management Board of the Board's present tenure (please refer to the current report no. 19/2010).

Change of Supervisory Board members:

- On June 15, 2010, the Ordinary General Meeting of Orbis S.A. Shareholders acknowledged the results of elections of employee representatives to the Orbis S.A. Supervisory Board during the Board's 8th tenure, as a result of which the following employees were appointed members of the Company's Supervisory Board: Mr. Andrzej Procajło, Mr. Jarosław Szymański and Mr. Andrzej Przytuła. Ms. Elżbieta Czakiert, elected by employees to the Orbis S.A. Supervisory Board during the Board's 7th tenure ceased to be member of the Supervisory Board (please refer to the current report no. 16/2010).

To the Company's knowledge, as at the date of publication of the report, members of the Management Board hold the following shares in Orbis S.A.:

1. Laurent Francois Picheral - President of the Management Board (from June 30, 2010), does not hold any Orbis S.A. shares
2. Jean-Philippe Savoye - President of the Management Board (till June 30, 2010), holds 3 000 Orbis S.A. shares
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board, holds 3 000 Orbis S.A. shares
4. Yannick Yvon Rouvrais - Member of the Management Board, does not hold any Orbis S.A. shares
5. Marcin Szewczykowski - Member of the Management Board, does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the report, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

1. Claude Moscheni does not hold any Orbis S.A. shares
2. Jacek Kseń does not hold any Orbis S.A. shares
3. Erez Boniel does not hold any Orbis S.A. shares
4. Christian Karaoglanian does not hold any Orbis S.A. shares
5. Artur Gabor does not hold any Orbis S.A. shares
6. Yann Caillère does not hold any Orbis S.A. shares
7. Marc Vieilledent does not hold any Orbis S.A. shares
8. Jarosław Szymański does not hold any Orbis S.A. shares
9. Andrzej Procajło does not hold any Orbis S.A. shares
10. Andrzej Przytuła does not hold any Orbis S.A. shares

2. COMPANIES FORMING THE ORBIS GROUP

2.1 Changes to the Structure of the Group from January 1, 2010

Changes to the Orbis Group and their potential effects are described in point 2.2 of the condensed interim consolidated financial statements of the Group Orbis for the first half of 2010.

(all amounts in PLN thousands, unless otherwise stated)

2.2 Companies Forming the Orbis Group as at the Reporting Date

Chart 3. Graphic presentation of the organizational structure of the issuer's group and information concerning links within the group *


ORBIS Spółka Akcyjna
parent company
SUBSIDIARIES
ASSOCIATES
UAB Hekon
100%
Hekon-Hotele Ekonomiczne S.A.
100%
Orbis Casino Sp. z o.o.
33.33%
20.00%
Orbis Kontrakty Sp. z o.o.
80.00%
WT Wilkasy Sp. z o.o.
100%
70.84%
PMKS Sp. z o.o.
PKS Tarnobrzeg Sp. z o.o.
99.07%
Orbis Transport Sp. z o. o.
99.07%
PKS Gdańsk Sp. z o.o.
99.07%
Orbis Development Sp. z o. o.
100%
Inter Bus Sp. z o.o.
99.07%
Orbis Corporate Sp. z o. o.
100%
Capital Parking Sp. z o.o.
99.07%
Orbis Incoming Sp. z o. o.
100%

* % interest in indirect subsidiaries is calculated taking into account the % stake of Orbis S.A. in direct subsidiaries.

(all amounts in PLN thousands, unless otherwise stated)

2.3 Description of Consolidated Companies Forming the Orbis Group

Apart from the financial statements of Orbis S.A., the consolidated financial statements of the Orbis Group comprise:

- financial statements of Hekon-Hotele Ekonomiczne S.A. and financial statements of UAB Hekon – a subsidiary of Hekon-Hotele Ekonomiczne S.A., which have been fully consolidated,
- financial statements of Orbis Kontrakty Sp. z o.o. – a subsidiary (80% - Orbis S.A. and 20% - Hekon – Hotele Ekonomiczne S.A.), which have been fully consolidated,
- financial statements of the Orbis Transport Group, which have been fully consolidated,
- financial statements of the associate company Orbis Casino Sp. z o.o. consolidated using the equity method,
- financial statements of PBP Orbis Sp. z o.o. which have been fully consolidated until the date of signing the final agreement between Orbis S.A. and Central European Tour Operator SARL concerning transfer of the right to all the shares in the share capital of PBP Orbis Sp. z o.o. acquired from Orbis S.A.

The Company **Hekon – Hotele Ekonomiczne S.A.** was established on February 19, 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw. The Company was registered in the Register of Business Operators of the National Court Register (KRS) under the number 0000113855 on May 21, 2002, by the District Court for the Capital City of Warsaw.

The scope of the Company's business operations covers:

- hotel and food&beverage services,
- construction and furbishing works,
- purchase, sale and lease of real property.

UAB Hekon – a single-shareholder company with its corporate seat in Vilnius, established under the laws of Lithuania by Hekon-Hotele Ekonomiczne S.A., registered on January 13, 2003 under the number U[03-12. The Company was established to operate Novotel Vilnius in Vilnius, a hotel opened on April 1, 2004. Novotel Vilnius is the first hotel of the Orbis Hotel Group located abroad.

Orbis Kontrakty Sp. z o.o. was founded on January 24, 2005 by Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. The Company was entered in the Register of Business Operators on February 14, 2005 under the number KRS 0000228450 by the District Court for the Capital City of Warsaw, XII Economic Division of the National Court Register [KRS].
Core business operations of the Company comprise organization of purchases for hotels managed by each of the shareholders.

The parent company Orbis S.A. together with its subsidiaries, namely Hekon-Hotele Ekonomiczne S.A., Orbis Kontrakty Sp. z o.o. and UAB Hekon form the Orbis Hotel Group. The operating results of the Orbis Hotel Group are of key importance for the entire Group and will be presented herein below.

Orbis Transport Sp. z o.o. was founded on July 1, 1993 by PBP Orbis and Bank Turystyki S.A. and registered on July 1, 1993, under section B, No. RHB 37309, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the Capital City of Warsaw, XIII Economic Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000037337.

The scope of the Company's business operations includes:

- rental and long-term lease of cars,
- trading activities – including: resale of cars and spare parts,
- export and import of goods and services,
- agency in the provision of tourist, hotel and transportation services,
- servicing motor vehicles, parking services,
- agency and representation services,
- tourist services.

Orbis Transport Sp. z o.o. together with its subsidiaries, namely Capital Parking Sp. z o.o., Inter Bus Sp. z o.o., PKS Gdańsk Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PMKS Sp. z o.o. form the **Orbis Transport Group.**

(all amounts in PLN thousands, unless otherwise stated)

Orbis Casino Sp. z o.o. was founded on April 28, 1989 by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No. RHB 18620, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On October 22, 2002, the Company was entered in the Register of Business Operators kept by the District Court for the Capital City of Warsaw, XII Economic Division of the National Court Registry under the number KRS 0000135406.

The scope of business operations of the Company includes predominantly:

- activities connected with games of chance and mutual bets,
- food & beverage services,
- running currency exchange offices.

Companies which belong to the Orbis Group and are not consolidated are described in point 2.3 of the condensed interim consolidated financial statements of the Group Orbis for the first half of 2010.

3. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES OF FACTORS

3.1 External Factors

3.1.1 Macroeconomic Factors

Economic growth
The level and rate of growth of the GDP is the basic factor determining demand in the hospitality industry. Growth in gross domestic product during the first quarter of 2010 equaled approx. 3.0%. At the same time, according to estimate figures forecasted by JP Morgan analysts, the gross domestic product during the second quarter of 2010 will reach 3.6 % (according to the publication on the rp.pl Website dated August 2, 2010 : "*JP Morgan podniósł prognozę polskiego PKB*"). The GDP growth in the first and second quarter of 2009 equaled to 0.8% and 1.1% respectively.

Currency rates
The EUR/PLN exchange rate exerts a substantial impact on the demand for tourist & hotel services and the Rent a Car segment. According to data of the National Bank of Poland, in the first half of 2010 the average EUR/PLN rate stood at PLN 4.0007 and was lower than the average EUR/PLN rate for the first semi-annual period of 2009 by 10.37%. A stronger Polish zloty renders Polish hotels less attractive for foreigners as well as pushes up sales in the Rent a Car business. Economists forecast a steady appreciation of the Polish Zloty over a long-term perspective. The average forecast as at the end of September indicates a PLN/EUR exchange rate of 4.01, and as at the year-end, PLN/EUR exchange rate of 3.88 (according to the publication on the parkiet.com Website dated August 9, 2010: *„Aprecjacja nie będzie duża"*).

Tourist traffic
The Institute of Tourism published estimate tourism figures for the first half of 2010. During three months of 2010, 9.0 million Poles traveled abroad (by 8% more than in the first quarter of 2009). During the same period, Poland was visited by 12.3 million foreigners (by 4% more than in the corresponding period in 2009). The number of tourist arrivals during the period is estimated at approx. 2.5 million (by 4% more than in the first quarter of 2009). In terms of purpose of arrivals, travel for business and leisure continues to dominate. Full figures for the first half of 2010 will be presented in the next condensed interim consolidated financial statements of the Group.

3.1.2 Legal Environment

The following legislative acts of significance for business operations of the Orbis Group in the first half of 2010 have been promulgated:

- On April 15, 2010, the Act of January 8, 2010, concerning amendment of the Act – the Civil Code (Official Journal "Dz. U." no. 40, item 222) came into force. The Title XVI „Construction Works Contract" was expanded by way of adding regulations on guarantee of payment for construction works, granted by the investor to the contractor (general contractor) to secure timely payment of the agreed remuneration for construction works.

(all amounts in PLN thousands, unless otherwise stated)

- On April 9, 2010, the Act dated March 4, 2010 concerning provision of services on the territory of the Republic of Poland (Official Journal "Dz. U." no. 47, item 278) came into force. The Act defines provision of services on the territory of the Republic of Poland, i.e. performances provided by a service provider on its own account, usually against consideration, predominantly construction and commercial services as well as professional services.
- On April 21, 2010, the Regulation of the Minister of Finance dated March 11, 2010, concerning mandatory insurance against civil liability of mass event organizers (Official Journal "Dz. U." no. 54, item 323) came into force. The Regulation defines detailed scope of mandatory insurance against civil liability of organizers of mass events, where admittance is not gratuitous, for damage to participants, the time limit during which such liability emerges and the nominal guarantee sum of such insurance.
- On May 19, 2010, the WSE Stock Exchange Supervisory Board adopted the Resolution no. 17/1249/2010 on Code of Best Practice for WSE Listed Companies. This Resolution is an amendment to the Resolution of the WSE Management Board no. 1014/2007 concerning „Best Practices for WSE Listed Companies". Best Practices have been adjusted to match the recent changes in the legislative framework, above all in terms of organization of general meetings and audit committees. „Best Practices for WSE Listed Companies" also include new rules which reflect up-to-date international trends in corporate governance as well as market participants' expectations. On July 1, 2010, companies listed on the WSE should public a report on non-compliance, referred to in paragraph 29 section 3 of the WSE Rules, versus the new rules listed in the „Best Practices" (except for Rule no. IV .10).

3.2 Internal Factors

3.2.1 Investment Program of the Group

In the first half of 2010, the **Orbis Group** invested **PLN 37 526 thousand.**

Table 3. Investment expenditure in the Group

Name of the Group	1st half of 2010	1st half of 2009	% change 2010/2009
Orbis Hotel Group	9 370	38 654	-75,76%
Orbis Transport Group	28 156	39 440	-28,61%
Orbis Group	**37 526**	**78 094**	**-51,95%**

In the first half of 2010, the **Orbis Hotel Group** expended **PLN 9 370 thousand** (of which PLN 8 818 thousand spent by Orbis S.A.) on property, plant and equipment.

Investing activities of the Orbis Hotel Group in the first half of 2010 focused on continuation of modernization works commenced during past periods. More expansive range of works was carried out in the Novotel Centrum Hotel in Poznań and the Mercure Grand Hotel in Warsaw. Following a thorough modernization works, a banquet and conference centre named Olimp was opened in the Mercure Grand Hotel in Warsaw at the end of June 2010.

In terms of IT solutions, the project involving automatic reservation system in the ACCOR network (TARS) was continued. At the end of June 2010, works were carried out in the last three hotels. Thus, the entire project covering 26 Orbis hotels, launched in November 2008, was completed in accordance with the original schedule and within the frame of its financial budget.

The project involving centralization of IT personnel and payroll system infrastructure was completed in June 2010. The new central platform is more efficient, safer, and enables implementation of the subsequent stages of the "Orbis – Single Employer" project.

Investments carried out in the remaining hotels were less extensive and involved works necessary to sustain the hotels' standard.

(all amounts in PLN thousands, unless otherwise stated)

The investment spending of the **Orbis Transport Group** in the first half of 2010 amounted to **PLN 28 156 thousand,** of which PLN 27 297 thousand was allotted for purchase of motor vehicles for the purpose of car rent and leasing business of the parent company. Moreover, a subsidiary of PKS Gdańsk Sp. z o.o. incurred expenses in the form of an advance payment of PLN 470 thousand for the purchase of new transport base. The remaining amount was expedited, among others, for renovation works in the car wash and depots, modernization of tire storehouse and purchases licenses and IT software by Orbis Transport Sp. z o.o.

3.2.2 Employment

The average employment level in the Orbis Group amounted to **4 217** full-time jobs during 6 months of 2010 and was by 8.2% lower as compared to the corresponding period of the past year. The most substantial reduction of the number of full-time jobs was reported by Orbis S.A. as a result of closing down of Novotel in Olsztyn during the first half of 2010.

Table 4. Average employment in the Orbis Group (full-time jobs)

Name of the Group	**1st half of 2010**	**1st half of 2009**	**% change 2010/2009**
Orbis Hotel Group	3 434	3 745	-8,30%
Orbis Transport Group	783	849	-7,77%
Orbis Group	**4 217**	**4 594**	**-8,21%**

3.3 Prospects of the Group's Development

3.3.1 Tourist Traffic and Business Growth Forecasts

According to the report of the Bureau for Investments and Economic Cycles (BIEC), the Leading Business Indicator (indicator that provides information on future trends in the economy) rose by 1.3 percentage points in July and reached the upper turning point before the global crisis. Out of the eight components of the Leading Business Indicator, six contributed to its growth. Improvement is fueled by, amongst others, greater volume of orders placed by manufacturers, especially exporters. According to BIEC analysts, the economy has not yet recovered to the pre-slowdown growth trend, but the prospects are very good. Domestic and international demand is gradually recovering, labor productivity is improving and employer demand for employees is picking up. Low private sector investment, which tends to respond slowly to changes in business trends, is still a cause of concern (according to the publication on the Parkiet.com website dated July 27, 2010: " *BIEC: spowolnienie gospodarki pokonane* ").

Positive trends in the economy break into the service sector with a certain delay, hence the performance of the hotel industry is expected to improve in the second half of 2010. In the first quarter of 2010, a slight increase in the number of hotel guests was reported (growth by 6% as compared with the past year). However, in view of many discounts and price reductions of room rates, which hotels offered in their struggle for customers, revenues in the hotel industry were lower than in the corresponding period of 2009. The condition of the industry should improve in the second half of 2010, when the number of business guests as well as trainings and conferences will increase (according to the publication on the Rzeczpospolita website dated June 22, 2010: "*Hotele ciągle pod kreską*").

According to adjusted forecasts of the Institute of Tourism, following the decline down to 13 million in 2008 and 11.9 million in 2009, the overall number of tourist arrivals should grow to approx. 13.2 million and 13.3 million in the years 2012 and 2013.

Chart 4. Tourist arrivals to Poland during years 2000-2009 and forecasts until 2013


(mill)
Tourist arrivals
av. yearly change 2009-2015: 2.9%
av. yearly change: 94-08 -2.6%
17,4
15,0
14,0
13,7
14,3
15,2
15,7
15,0
13,0
11,9
12,3
12,7
13,3
13,3
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Source: estimation and forecast by Institute of Tourism (III 2010)

Stabilization may be expected in the number of arrivals from Germany, after the drop in 2008. Arrivals of our Eastern neighbors declined significantly in 2008, following Poland's entry into the Schengen zone. How fast these losses will be set off in future is not certain.

Chart 5 . Tourist arrivals to Poland by main markets (in millions)


million
Other countries
Main overseas
15 EU (without GE)
East neigbours
Germany
2,3
0,4
2,2
2,5
4,6
2,8
0,5
2,7
2,7
4,8
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Sources: estimation and forecast by Institute of Tourism (III 2010)

(all amounts in PLN thousands, unless otherwise stated)

3.3.2 Plans for Subsequent Periods

The slowdown in GDP growth in Poland and deteriorated economic conditions in the entire Europe have a tangible impact upon revenues in the hotel sector. In view of the business trends downturn, companies belonging to the Orbis Group are actively looking for savings in outsourcing contracts, renegotiating contracts with their business partners and contractors and curbing their investment programs. Differentiated range of hotels, focus on current in-depth analysis of profitability and flexible reactions to changing market conditions as well as stable financial standing validates anticipating a steady course of the Group Orbis's business, despite problems brought by the economic crisis.

As at June 30, 2010 the Orbis Group reports net current liabilities in the amount of PLN 87 million. The Management Board of the parent company is of the opinion that as at the date of these financial statements, there exist no circumstances which would indicate a threat to the continuation of the Group's operations. Continued business by the companies belonging to the Group is secured by the fact, that the current liabilities amount includes the amount of PLN 11 million of received prepayments for hospitality services which will be recognized at income and consolidated result of the Group (it is related to seasonal character of this type of business operations). The amount of PLN 5.5 million accounts for the amount of payable to affiliated entities exceeding the amount of receivables from these entities, i.e. the main shareholder Accor S.A. and its subsidiaries. In addition, tangible assets classified as held for sale amounting to PLN 4 million primarily consist of vehicles withdrawn from operations in the lease and short-term rental segments. These are relatively liquid assets. Furthermore, the level of unused credit lines in the Group stood at PLN 68 million.

Investment program of the Orbis Hotel Group

The slowdown of economic growth in Poland and worldwide has a direct bearing upon the condition of the hospitality industry. However, a positive forecast for the economic growth in Poland during the second half of 2010 as well as the first visible signs of recovery in the hospitality sector may lead to a gradual re-launch of suspended investment projects by the Orbis Group.

At the same time, in pursuit of the strategy of developing the economy network under the Ibis and Etap brands, the Orbis Hotel Group disposes of old hotels, where their upgrading would be unviable given low local demand. Thus, the decision to close-down two hotels during the fourth quarter of the year, i.e. the Prosna Hotel in Kalisz and the Polan Hotel in Zielona Góra, was made during the first semi-annual period of the year. These hotels together with the land on which they are built have been put up for sale.

Program of changes in the Orbis Transport Group

The activities of Orbis Transport Sp. z o.o. will be focused on strengthening its market position in long-term rental and lease of vehicles (CFM department) and short-term car rental (Rent a Car department). The main lines of action are:

- CFM department – maintenance of the fleet service volume at the level reported as at the end of 2009, stabilization of the margin level, reduction of fleet service costs, ensuring a stable and inexpensive source of financing, intensification of promotional campaigns on the Internet,

- Rent a Car department – boosting sales through promotional activities and further costs optimization.

Remaining activities planned during the second half of 2010 by companies comprising the Orbis Transport Group:

- PKS Gdańsk Sp. z o.o. – participation in tenders for the provision of school transport in municipalities where the Company pursues its business. In addition, the Company plans to join the tender for the transportation service in the Pruszcz Gdański commune in the last quarter of 2010. In the second half of 2010, it also plans to purchase a new depot (technical depot), where the Company will most probably move at the end of this year.

- PKS Tarnobrzeg Sp. z o.o. – the restructuring of the Company, aimed at increasing the efficiency of its operations, will be continued. Elimination of unprofitable routes and integration with the municipal car transportation company Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. in Tarnobrzeg is planned.

(all amounts in PLN thousands, unless otherwise stated)

4. FINANCIAL RESULTS OF THE ORBIS GROUP

4.1 Income Statement

Table 5. Income statement of the Orbis Group

in PLN thous.	1st half of 2010	1st half of 2009	% change
Net sales of products, merchandise and materials	399 357	419 002	-4,7%
*% share in total revenues**	**98,49%**	**98,49%**	
Cost of sales	(309 209)	(322 143)	-4,0%
Distribution & marketing expenses	(20 541)	(20 969)	-2,0%
Overheads & administrative expenses	(50 257)	(58 818)	-14,6%
of which:			
- depreciation	(80 350)	(84 732)	-5,2%
- employment	(117 776)	(124 601)	-5,5%
- outsourced services	(72 950)	(83 999)	-13,2%
*% share in total costs***	**94,54%**	**94,71%**	
Other operating income	6 115	6 440	-5,0%
Other operating expenses	(11 266)	(8 664)	30,0%
Operating profit - EBIT	**14 199**	**14 848**	**-4,4%**
Finance expenses	(10 695)	(13 800)	-22,5%
Share of net profits/losses of associates	(197)	(884)	-77,7%
Profit before tax	**3 307**	**164**	1916,5%
Income tax	540	(944)	-157,2%
Net profit (loss) on continuing operations	**3 847**	**(780)**	-593,2%
Loss on discontinued operations ***	(5 338)	(11 255)	-52,6%
Net profit (loss) for the period	**(1 491)**	**(12 035)**	-87,6%
EBIT margin (EBIT/Revenues) on continuing operations	3,6%	3,5%	0,1pp
EBITDA on continuing operations	**94 549**	**99 580**	**-5,1%**
EBITDA margin (EBITDA/Revenues) on continuing operations	23,7%	23,8%	-0,1pp
Other total income (loss) after tax	(1 594)	460	-
Total loss for the period	**(3 085)**	**(11 575)**	**-73,3%**

* Total revenues are understood as the sum of "Sales", "Other operating income" and "Finance income".
** Total costs are understood as the sum of "Cost of sales", "Distribution & marketing expenses", "Overheads & administrative expenses", "Other operating expenses" and "Finance expenses".
*** Loss on discontinued operations – for the description of this item please refer to item 6 of additional notes to the condensed interim financial statements of the Orbis Group as at June 30, 2010 and for 6 months ended on June 30, 2010.

Despite gradual improvement of consumer sentiment, the hotel market continued to suffer from the effects of economic crisis in the first half of 2010. In addition, the performance of the Polish hospitality industry has been adversely affected by events which took place in the second quarter of 2010 (the national mourning, a volcanic eruption in Iceland and the ensuing suspension of air traffic as well as floods in May) that strongly hampered travels and brought down the number of hotel guests in Poland. Despite these circumstances, the **Orbis Hotel Group** reported only a slight decrease in revenues during the six months ended June 30, 2010, as compared with the same period last year. This result is attributable, amongst others, to promotional campaigns organized by the Group.

(all amounts in PLN thousands, unless otherwise stated)

As a result of the economic slowdown, revenues of the **Orbis Transport Group** in the first half of 2010 dropped as well. The Group reported a decrease in revenues from long-term lease and coach transportation. However, the Group reported strong revenue growth in the short-term rent-a-car segment during the first half of 2010 as compared to the same period in 2009.

Given the conditions of low demand for the services offered by the Group, all the companies belonging to the Orbis Group continued the cost reduction program during the first half of 2010, which has led to tangible results, such as reduction of costs of outsourced services and the costs of insurance premiums. Smaller scale of services provided and seeking savings in contracts executed with suppliers and subcontractors brought the decline in the **cost of sales** as compared to the first half of 2009. As a result of reducing the costs of employee benefits and renegotiating operational contracts, the **overheads and administrative expenses** went down significantly.

Other operating income dropped slightly in the first half of 2010 compared to the same period in 2009. It is mainly the result of an increase in profits from the sale of non-financial non-current assets (as a result of, amongst others, sale of the INTER Bus trademark and disposal of facilities of the Novotel Olsztyn hotel), while receiving less compensation for collision repairs from insurers and a negative impact of foreign exchange differences on valuation of foreign currency settlements. On the other hand, **other operating expenses** increased significantly in the first half of 2010. This is due to increase in the provision for employment restructuring in Orbis S.A. and redemption of receivables in the company INTER Bus Sp. z.o.o.

Despite difficult market conditions affecting individual companies of the Group, the Orbis Group managed to generate operating profit **(EBIT) of PLN 14 199 thousand** and positive **EBITDA of PLN 94 549 thousand** during the six months ended on June 30, 2010.

The Group did not report any **finance income**, whereas its **finance expenses**, comprising mainly interest on borrowings, reported a significant decline in the first half of 2010 due to lower debt level.

In the setting of all the above described factors, in the first half of 2010 the Orbis Group generated **a net profit on continued operations** of **PLN 3 847 thousand.**

The entire **result on discontinued operations** concerns PBP Orbis Sp. z o.o. (please refer to point 6 of the condensed interim consolidated financial statements of the Orbis Group for the first half of 2010). In March 2010 the parent company Orbis S.A. finalized the sale process of its subsidiary PBP Orbis Sp. z o.o. Thus, the Orbis Group withdrew from the tour operator and travel agency segment, which was generating losses in recent quarters.

In the first half of 2010, the result on discontinued operations included, the Orbis Group reported a **net loss** of **PLN 1 491 thousand**.

(all amounts in PLN thousands, unless otherwise stated)

4.2 Operating Results of Leading Group Companies

Financial results of the Group and its companies are an outcome of their operating results. Below we present the basic operating ratios of individual companies of the Group along with comments.

4.2.1 Orbis Hotel Group

Despite difficult market conditions, the Orbis Hotel Group reported a reasonable level of revenues in the first half of 2010. The drop in revenues is significantly lower than reported last year. At the same time, the cost cubing program, launched in 2009, has been implemented to a large extent, which had a positive impact upon the net profit generated by the Group during the first half of 2010.

Table 6. Financial results of the Orbis Hotel Group

in PLN thous.	1st half of 2010	1st half of 2009	% change
	Orbis Hotel Group		
Net sales	328 337	341 221	-3,8%
EBIT	13 690	(1 820)	-
EBITDA	78 708	66 439	18,5%
Net profit/loss	**2 242**	**(11 629)**	**-**

The „pro forma" EBITDA net of one-off events is as follows:

Table 7. Results of the Orbis Hotel Group, net of effects of one-off events

in PLN thous.	1st half of 2010	1st half of 2009	% change
	Orbis Hotel Group		
EBITDA	**78 708**	**66 439**	**18,5%**
remeasurement of finance non-current assets (impairment of shares in the subsidiary PBP Orbis Sp. z o.o.)	0	14 500	-
costs of employment restructuring	6 283	2 982	18,5%
"Pro forma" EBITDA	**84 991**	**83 921**	**1,3%**

(all amounts in PLN thousands, unless otherwise stated)

In the first half of 2010, as compared to the corresponding period in 2009, the Hotel Group reported an increase in hotel occupancy rate and the number of rooms sold. Given the economic slowdown, the attainment of such sound results is attributable to factors such as, amongst others, promotional campaigns carried out in the hotels of the Group during the period in question. Attractive offers have, however, contributed to a decline in average room rates and to lower revenue per available room in the first half of 2010. At the end of the first half of 2010, compared to the corresponding period in 2009, the Hotel Group reported a slight decrease in the number of rooms. It is the resultant of opening one Etap hotel (in the third quarter of 2009), and, at the same time, the closing down on the Grand Hotel in Łódź as well as sale of the Beskid hotel in Nowy Sacz and Novotel in Olsztyn (in the fourth quarter of 2009). No definite changes occurred in the hotel guest mix during the reporting period.

Table 8. Operating ratios of the Orbis Hotel Group *

	1st half of 2010	1st half of 2009	% change
Occupancy rate	46,40%	44,50%	1,90pp
Average Room Rate (ARR) in PLN (net of VAT)	217,8	236,6	-7,95%
Revenue per Available Room (RevPAR) in PLN	101,2	105,3	-3,89%
Number of roomnights sold	928 459	901 003	3,05%
Number of rooms	11 002	11 260	-2,29%
% structure of roomnights sold			**change in % points**
Poles	55%	51%	4,00pp
Foreigners	45%	49%	-4,00pp
Business clients	64%	66%	-2,00pp
Tourists	36%	34%	2,00pp

* This table contains collective data of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon

(all amounts in PLN thousands, unless otherwise stated)

4.2.2 Orbis Transport Group

In the first half of 2010, the net sales of the Orbis Transport Group were lower than in the past year. Only short-term car rental segment (Hertz Rent a Car) noted a significant increase in revenues. However, the biggest decline in revenues was reported in international coach transport, which is, amongst others, the result of withdrawal of INTER Bus Sp. z o.o. from doing business in this segment. In addition, increased costs of damage, significant fluctuations in exchange rates that significantly affected the growth of the financial costs of the Group, as well as redemption of receivables in INTER Bus Sp. z o.o. had a negative impact on the Group's net result for the first half of 2010.

Table 9. Financial results of the Orbis Transport Group

in PLN thous.	1st half of 2010	1st half of 2009	% change
	Orbis Transport Group		
Net sales	74 005	81 029	-8,7%
EBIT	907	3 371	-73,1%
EBITDA	16 336	19 880	-17,8%
Net profit/loss	**(3 473)**	**100**	**-**

The Orbis Transport Group reported a decline in the operating performance reflected in the industry ratios of the coach transport segment and long-term car lease in the first half of 2010. In the coach transport segment, the downwards trend in the number of carried passengers and the mileage prevails in the Group for over a year. Numerous actions undertaken in this segment to improve its profitability did not bring any effects as yet. In addition, the decline in performance in this segment was further aggravated by the decision to discontinue the international transport operations by INTER Bus Sp. z o.o. effective from June 1, 2010 (please refer to point 2.2. of the condensed interim consolidated financial statements of the Group Orbis for the first half of 2010). However, in the case of long-term car lease, the number of new lease contracts declined as a result of restrictions on investment and purchases introduced by many companies. In many cases, companies do not lease new cars, but decided to extend the already existing agreements.
Achieving positive operating results in the short-term car rental business was possible thanks to numerous promotional campaigns and intensification of sales via all distribution channels, in particular via the Internet.

Table 10. Industry ratios of the Orbis Transport Group

	1st half of 2010	1st half of 2009	% change
Number of persons transported by Orbis Transport Group coaches	1 617 952	1 890 598	-14,42%
Mileage covered by Orbis Transport Group coaches	9 755 460	11 382 462	-14,29%
Number of car rental days in Hertz Rent a Car	29 640	24 449	21,23%
Number of cars leased by Hertz Lease (new agreements)	217	301	-27,91%

(all amounts in PLN thousands, unless otherwise stated)

5. STATEMENT OF FINANCIAL POSITION OF THE ORBIS GROUP

Table 11. Consolidated statement of financial position of the Orbis Group

in PLN thous.	As at June 30, 2010	As at Dec. 31, 2009	% change during 6 months ended on June 30, 2010	As at June 30, 2009	% change during 12 months ended on June 30, 2010
Non-current assets	2 144 293	2 188 691	-2,0%	2 240 047	-4,3%
% share in total assets	*93,0%*	*92,9%*		*88,4%*	
Current assets	157 638	127 330	23,8%	289 382	-45,5%
% share in total assets	*6,8%*	*5,4%*		*11,5%*	
Assets classified as held for sale	3 990	39 456	-89,9%	3 594	11,0%
% share in total assets	0,2%	1,7%		0,1%	
TOTAL ASSETS	**2 305 921**	**2 355 477**	**-2,1%**	**2 533 023**	**-9,0%**
Equity	1 797 694	1 800 779	-0,2%	1 795 183	0,1%
% share in total equity&liabilities	*78,0%*	*76,5%*		*70,9%*	
Liabilities	508 227	522 926	-2,8%	737 840	-31,1%
% share in total equity&liabilities	*22,0%*	*22,2%*		*29,1%*	
Liabilities associated with assets classified as held for sale	0	31 772	-	0	-
% share in total equity&liabilities	*0,0%*	*1,3%*		*0,0%*	
TOTAL EQUITY AND LIABILITIES	**2 305 921**	**2 355 477**	**-2,1%**	**2 533 023**	**-9,0%**

* Statement of financial position of the Orbis Group:
- prepared as at June 30, 2009 – includes figures relating to the company PBP Orbis Sp. z o.o.
- prepared as at December 31, 2009 – figures relating to the company PBP Orbis Sp. z o.o. are disclosed under the item "assets classified as held for sale" and "liabilities associated with assets held for sale" (please refer to point 6 of the consolidated ffinancial statements of the Orbis Group for 2009)
- prepared as at June 30, 2001- does not include figures relating to the company PBP Orbis Sp. z o.o.

Non-current assets

Non-current assets are dominated by Property, plant and equipment, with the most significant items including: hotel buildings as well as land and rights to perpetual usufruct of land. This group of assets is impacted to a largest extent by changes in the balance sheet of the parent company, because the assets of the parent company prevail in the total value of tangible assets. The value of tangible fixed assets reported a slight decrease, both during the first half of 2010, as well as during 12 months ended June 30, 2010. Deceleration of investment processes in the Group resulted in the expenditure incurred on fixed assets being lower than depreciation for the same period.

Current assets

The predominant items of current assets are cash and cash equivalents, trade receivables and other short-term receivables.

The high level of cash as at June 30, 2010, is among others the effect of the introduced savings and significant reduction in investment expenditure. VAT refund in Orbis S.A. also had a considerable impact upon the balance of cash at the end of the first half of 2009.

(all amounts in PLN thousands, unless otherwise stated)

The increase in trade receivables in the first half of 2010 is a result of a seasonal sales increase, both in the hotel segment as well as in the transport business. An important contribution to the sum of these receivables as at June 30, 2009, included the creditors of PBP Orbis Sp. z o.o.

A significant drop in other short-term receivables during 12 months ended June 30, 2010, is attributable mainly to the limits on the amounts of deposits and prepayments for fixed assets. On the other hand, only a slight decrease in this position during the first half of 2010 is attributable to an increase in accrued expenses, resulting from the gradual settling of charges for 2010, with a simultaneous decrease in public charges and receivables from the sale of real property in the parent company Orbis S.A.

Non-current liabilities

The most significant changes in the first half of 2010 occurred in the Borrowings item. Under a loan agreement signed on February 23, 2010 by parent company Orbis S.A. with a consortium of banks, the investment credit facility in the amount of PLN 187 million is again classified under non-current liabilities (please refer to the current report no. 5/2010). At the same time, the subsidiary of Orbis Transport Sp. z o.o. reclassified its overdraft facility of EUR 23 million to current liabilities in the first half of 2010. The decrease in this position during 12 months was the result of reclassification by Orbis S.A. of long-term credit facility of PLN 94 million as current liabilities.

Provisions for pensions and similar benefits decreased during 12 months ended June 30, 2010 as a result of dissolution in December 2009 of the actuarial reserves based on amendments to the collective employment agreement in Orbis S.A.

Current liabilities

The current liabilities item is dominated by Borrowings. The decrease in this item in the first half of 2010 is an outcome of transactions described in the section on non-current liabilities, coupled with an increase in the overdraft facility by Orbis Transport Sp. z o.o. This item decreased slightly as a result of ongoing debt service by the Orbis Group during 12 months. At the same time, the parent company Orbis S.A. repaid the next installment of the investment credit facility amounting to PLN 94 million, at the same time reclassifying the amount of 94 million from current to non-current liabilities.

As a result of payment by Orbis S.A. for modernization works to be completed at the end of 2009, trade payables decreased significantly in the first half of 2010. By contrast, almost three-times increase of the level of trade payables as at June 30, 2009, was due to high debt of PBP Orbis Sp. z o.o.

Another significant current liabilities item is Other current liabilities, which increased during the six months 2010 as a result of increased accruals. While the decrease in this item during 12 months is due to the withdrawal of the Group from the tour operators and travel agencies segment, with the result that – contrary to the past year - high advance payments and prepayments for travel services are not included in the item as at the end of June 2010.

(all amounts in PLN thousands, unless otherwise stated)

6. STATEMENT OF CASH FLOWS

Table 12. Statement of cash flows of the Orbis Group

in PLN thous.	1st half of 2010	1st half of 2009	% change
Cash flows from operating activities	72 677	136 553	-46,8%
Cash flows used in investing activities	(38 745)	(69 370)	44,1%
Cash flows used in financing activities	(12 012)	(18 938)	36,6%
Total net cash flows	**21 920**	**48 245**	**-54,6%**
Cash and cash equivalents at end of period	83 350	113 983	-26,9%

In the first half of 2010, the Orbis Group reported positive cash flows.

The statement of cash flows for the six months ended June 30, 2010 includes discontinued operations. Presentation of cash flow from this discontinued operations is described under point 6 of the condensed interim consolidated financial statements of the Orbis Group for the first half of 2010.

Operating activities

The Orbis Group reported positive cash flows from operating activities in the first half of 2010. The largest positive adjustment was depreciation/amortization, while the most sizeable negative adjustment was related to change in receivables.

Investing activities

The Orbis Group reported negative cash flows from investing activities in the first half of 2010. Their value as compared to the same period in 2009 is lower. The effects of the global economic crisis which still prevail in the economy affected the investment plans and brought a decline of expenditure on fixed assets in the Orbis Hotel Group. Additionally, sale of a subsidiary company has contributed to the negative result from investment activity.

The main source of income from investing activities were proceeds from the sale of cars obtained by companies belonging to the Orbis Transport Group. Moreover, in the first half of 2010 Orbis S.A. received payment under the sale transaction of Novotel Olsztyn executed in December 2009.

Financing activities

In the first half of 2010, the Orbis Group generated negative cash flows from financing activities. This dominant expenditure during the period was the repayment of interest on borrowings and a one-off payment made by Orbis S.A. for amendment of the credit facility (please refer to the current report no. 5/2010). Loans were incurred and repaid by, respectively, Orbis Transport Sp. z o.o and PBP Orbis Sp. z o.o.

(all amounts in PLN thousands, unless otherwise stated)

7. POSITION OF THE MANAGEMENT BOARD AS REGARDS VIABILITY OF PREVIOUSLY PUBLISHED FORECASTS

As at the day of publication of this report, the information published in point 2 of the current report no. 3/2009 of January 16, 2009, according to which Orbis S.A. is not able to provide new EBITDA forecasts for the years 2010 and 2011 for the Orbis Hotel Group due to the crisis conditions on the economic markets remains up-to-date.

8. LITIGIOUS MATTERS

The information about proceedings pending before the court, authorities in charge of arbitration proceedings or public authorities is provided in section 14 of the notes to the condensed interim consolidated financial statements of the Orbis Group as at June 30, 2010 and for the 6 months ended June 30, 2010, and in section 13 of the notes to the condensed interim financial statements Orbis S.A. as at June 30, 2010 and for the 6 months ended June 30, 2010.

9. TRANSACTIONS WITH RELATED ENTITIES

The company executes transactions with related entities at arm's length. Information about transactions with related entities are provided in section 11 of the notes to the condensed interim consolidated financial statements of the Orbis Group as at June 30, 2010 and for the 6 months ended June 30, 2010, and in section 10 of the notes to the condensed interim financial statements Orbis S.A. as at June 30, 2010 and for the 6 months ended June 30, 2010.

10. CONTINGENT LIABILITIES AND ASSETS

The issuer and its subsidiaries gave sureties or guarantees accounting in total for more than 10% of the equity of the issuer. Information on contingent liabilities and assets is provided in section 10 of the notes to the condensed interim consolidated financial statements of the Orbis Group as at June 30, 2010 and for the 6 months ended June 30, 2010, and in section 9 of the notes to the condensed interim financial statements Orbis S.A. as at June 30, 2010 and for the 6 months ended June 30, 2010.

Management Board's statements

August 23, 2010

Warsaw, August 23, 2010.

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD

The Management Board of Orbis S.A., acting in accordance with § 90.1.4 and § 90.1.2.b of the Regulation of the Minister of Finance dated February 19, 2009, concerning current and periodic information published by issuers of securities ...(official journal "Dz.U." No. 33, item 259, as further amended), hereby declares that according to its best knowledge the condensed semi-annual consolidated financial statements of the Orbis Group for the 1st semi-annual period of 2010 and comparative figures for 1st semi-annual period of 2009 and for the year 2009 have been prepared in accordance with the accounting principles applied by the Group and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

At the same time, Orbis S.A. Board, acting in accordance with § 89.1.4 and § 89.1.2.b of the Regulation of the Minister of Finance dated February 19, 2009, concerning current and periodic information published by issuers of securities ...(official journal "Dz.U." No. 33, item 259, as further amended), declares that according to its best knowledge the attached condensed semi-annual financial statements of Orbis S.A. for the same period and comparative figures for 1st semi-annual period of 2009 and for the year 2009 have been prepared in accordance with the accounting policy applied by the Company and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing and financial result of Orbis S.A.

The semi-annual report on the operations of the Orbis Group depicts the true image of development and achievements as well as condition of Orbis S.A. and the whole Group, including description of main threats and risks.

First and last name	Position/Function	Signature
Laurent Francois Picheral	President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	

Warsaw, August 23, 2010.

DECLARATION OF ORBIS S.A. MANAGEMENT BOARD

The Management Board of Orbis S.A., acting in accordance with § 89.5 and § 90.5 of the Regulation of the Minister of Finance dated February 19, 2009, concerning current and periodic information published by issuers of securities ...(official journal "Dz.U." No. 33, item 259, as further amended), hereby declares that the entity licensed to audit the financial statements, entrusted with the task of auditing the condensed semi-annual financial statements of Orbis S.A. and the condensed consolidated semi-annual financial statements of the Orbis Group has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit met the requirements necessary to issue an unbiased and independent report on the audit, pursuant to the applicable regulations and professional standards.

First and last name	Position/Function	Signature
Laurent Francois Picheral	President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	